



Regency Centers Today

Regency Centers is the nation's leading owner, operator and developer of grocery-anchored neighborhood and community shopping centers. The Company, which has a total market capitalization of $4.2 billion, has a national real estate portfolio that encompasses 265 high-quality retail properties. Spanning a total of 30.3 million square feet, nearly 90 percent of these properties are located in 29 of the nation's 50 largest and most prosperous metropolitan markets. Over the last seven years, Regency Centers has invested nearly $1 billion in the development of 85 grocery-anchored shopping centers.

Regency's properties are anchored by market-leading supermarket chains including Kroger, Publix, Safeway and Albertsons, and they are strengthened by specialty side-shop retailers such as The UPS Store, Subway, Great Clips, Starbucks, Quizno's and Washington Mutual. More than 76 percent of Regency's portfolio is leased to national and regional retailers, and nearly all of the Company's grocery-anchored tenants are among the top three in the market in terms of market share. Regency's centers are 95.4 percent leased and are located in communities that feature attractive population and household income demographics.

Headquartered in Jacksonville, Fla., Regency Centers has 387 employees in 18 market offices nationwide. In 2003, Regency Centers celebrated its 40th anniversary, as well as its 10th year as a public company. Founded in 1963 by Joan and Martin Stein, and established as a real estate investment trust (REIT) in 1993, Regency Centers' common shares trade on the New York Stock Exchange under the symbol REG.

Outstanding Financial and Operating Performance in 2003

- Increased funds from operations (FFO) by 3.1 percent to $181.8 million, and increased FFO per share by 3.5 percent to $2.97 per share
- Realized an increase in net income of 17.6 percent to $126.6 million, while attaining growth in earnings per share of 15.2 percent to $2.12
- Increased return on equity to 13.0 percent
- Achieved 2.7 percent growth in same-store net operating income (NOI) as a result of growing rents by 9.5 percent and increasing occupancy to 95.4 percent
- Sold developments and outparcels totaling $301.5 million, recognizing $37.9 million in profits net of taxes
- Completed $194.2 million in developments with a stabilized NOI yield of 10.4 percent
- Leased 76 percent of space in $571 million of in-process developments
- Started an additional $300 million in new developments with an estimated stabilized NOI yield of 10.4 percent upon completion
- Generated $526 million under our capital recycling program from the sale of properties and outparcels and contributions to our joint venture programs
- Expanded Macquarie CountryWide Trust and Oregon Public Employees Retirement Fund joint ventures by $229 million for a total of $707 million
- Improved fixed charge coverage ratio, enabling Regency to maintain investment-grade ratings on unsecured debt from the ratings agencies
- Sold GE's majority stake to the public for $1.1 billion, making the sale the largest REIT offering to date

financial highlights

For the year ended December 31, 2003	2003	2002	2001	2000	1999
(in thousands, except per-share data and number of properties owned)					
Net Income for Common Stockholders	$ 126,614	107,666	97,699	84,794	87,601
Earnings Per Share (diluted)	$ 2.12	1.84	1.69	1.49	1.61
Funds From Operations (FFO)	$ 181,826	176,430	168,355	145,798	140,989
FFO Per Share	$ 2.97	2.87	2.77	2.42	2.45
Total Revenues*	$ 423,972	416,085	388,322	361,583	301,887
Net Operating Income	$ 273,439	282,136	264,641	248,922	215,501
Real Estate Investments, at cost					
before accumulated depreciation	$3,166,346	3,094,071	3,156,831	2,943,627	2,636,193
Number of Properties Owned	265	262	272	261	216
Company-Owned Gross Leasable Area (GLA)	30,348	29,483	29,089	27,991	24,769
GLA Percent Leased-Operating Properties	95.4%	94.8%	94.9%	95.4%	95.0%

* *Total revenues include revenues from continuing and discontinued operations, management fees and commissions, and gains from the sale of development properties and out parcels.*


$301.9
$361.6
$388.3
$416.1
$424.0
'99
'00
'01
'02
'03

Total Revenues* (in millions)


$20.00
$23.69
$27.75
$32.40
$39.85
'99
'00
'01
'02
'03

Regency Stock Price


$141.0
$145.8
$168.4
$176.4
$181.8
'99
'00
'01
'02
'03

Funds From Operations (in millions)


$2.45
$2.42
$2.77
$2.87
$2.97
'99
'00
'01
'02
'03

Funds From Operations Per Share



Joan Wellhouse Newton
Chairman Emeritus, Regency Centers Corporation
Regency Centers Co-Founder

Martin E. "Hap" Stein, Jr.
Chairman and Chief Executive Officer
Regency Centers Corporation

Proud Heritage

The Chairman Emeritus of Regency Centers—and the inimitable spirit behind the enterprise—is Joan Wellhouse Newton. Mrs. Newton co-founded The Regency Group, Inc., the predecessor of Regency Centers, with her late husband Martin E. Stein. She is also the mother of current Company Chairman and Chief Executive Officer, Martin E. "Hap" Stein, Jr.

A close friend of Mrs. Newton's once said that to describe her, one "needed to brush up on one's superlatives." That is truly an understatement. Joannie, as her many friends call her, is the perfect picture of a Southern lady: an elegant and refined woman who speaks with a soft Southern accent and makes Company visitors feel as though they are paying her a visit in her own home. However, beneath her gracious exterior lies a smart, intense business-woman who, with her late husband, began in 1963 to build a company that is listed today on the New York Stock Exchange and that has a market capital-ization of $4.2 billion. It is hard to fathom that this graceful woman had the strength and fortitude to guide Regency Centers through several major crises in its corporate lifetime—from the death of its leader, Martin E. Stein, to a major recession in the commercial real estate markets. But she did accomplish all of this and much more.

40 Years of Achievement

1963

Regency Square Properties is founded by Martin and Joan Stein

Joannie Newton's strong will and cool-headed leadership has served her well through the years. She has been honored as Jacksonville's Business Woman of the Year and has served as Chairman of the Board of the Jacksonville branch of the Federal Reserve Bank of Atlanta. She spent 11 years on the Board of Directors of Barnett Bank of Jacksonville. She has been an important figure on the national stage as well, having been appointed by former President George H. Bush to the National Advisory Council for Historic Preservation and serving four years of her six-year term as Vice Chairman. Those posts are just a few of the honored positions Joannie has held over the last 25 years.

In this, our 40th year, and our 10th as a public company, we salute and pay tribute to Joan Wellhouse Newton, a highly accomplished woman who has played a crucial role in the evolution of Regency Centers. In early 2004, Joannie shared her perspective on her life and her most significant achievements.

"I truly love and believe in Regency Centers. I have had a 40-year love affair with what Martin created."

Where were you born, and where did you grow up?

I was born in Atlanta; in fact, I was the fifth generation of the Wellhouse family to be born in Georgia. My grandfather, Louis Wellhouse, was a director of the Trust Company of Georgia, which is today known as the SunTrust Bank. I was an only child, and I grew up in Tampa, where my father was in the paper business. His business, United Paper Company, made the colored tissue wrap that you sometimes see around fine fruit. In his case, the paper was used to wrap local oranges and grapefruit, and apples from Virginia. He also invested in real estate in Florida.

How did you meet your husband, Martin Stein?

I met Martin in 1948. He was a student at the University of Florida, and he asked me to go with him to the Kentucky-Florida football game. I went and that was about it. We were young—all of 21—and when we decided to get married, Martin was still at Gainesville. My father, of course, told him that *no one* got married who didn't have a job. So Martin quit law school about three months short of his degree, found a job, and we married. If we could do it again, I would have made him get his degree. But at our age, who had time to wait?

We married in Tampa in 1950, and then we moved to his hometown, Jacksonville, where I didn't know a soul. That was probably the best thing that ever happened to me.

How did Martin get his start in the working world?

Martin's first job was working for his father, who was a whiskey distributor for a large liquor company. He really didn't like that much. In the Deep South in those days, you couldn't even join the Rotary if you were in the whiskey business. So my father invested in a concrete company in Jacksonville, and Martin joined the business. From there, he began

1967

The Steins open Regency Square Shopping Center in Jacksonville, Fla.

1971

The Steins add an office building, One Regency Place, to the Regency Square complex a steady march toward becoming a developer: He went into construction of small family houses, then into apartment houses, and in about 1960, he began to look for property on which to build Jacksonville's first regional mall.

Why did Martin decide that shopping centers made good investments?

Martin had a great sense about an emerging trend and he was always ahead of the curve. As Jacksonville residents began to buy land and build houses outside of town, he believed that all the downtown department stores would follow. I thought he was dead wrong. But he was inspired by the idea of malls, and he partnered with Maurice Alpert, a proven shopping center developer, to build a mall in Jacksonville.

> "Hap has a strong sense of where he wants to take the Company and how he's going to get there."

They talked to JC Penney and May Company, who had done some research on the area, and they located an ideal site out at the juncture of Southside Boulevard, Atlantic Boulevard and Arlington Expressway. With a little seed money and a lot of vision, we identified the shops, found the right architects, hired the construction people and developed the property. In 1967, we opened the first major mall in Jacksonville—Regency Square Shopping Center. That center is still one of the more successful in Jacksonville. It helped to change the town.

Would you call Martin a visionary?

Oh yes, definitely. And he wouldn't let anyone stand in the way. I'll give you an example. When we were getting ready to open Regency Square, he went to the Jacksonville Electric Authority and asked whether he could buy power from them at wholesale prices and resell it at retail prices to his shopping center tenants. When they refused, he simply went out and built his own power plant. He went on to build his own water and sewer plant, too.

As the Company grew, how did Martin attract talented people?

Martin had a way about him that just made people feel comfortable. He had good instincts, and he especially liked bright young people. He was always bringing someone home for the evening meal. I never knew whether we would have two or ten, whether we had enough fried chicken and collard greens, or whether the kids would throw bread at the dinner table. But he had an easy way with people, and they really enjoyed being with him.

What were the greatest challenges you faced in Regency's early years?

Oh, there were several challenges. Martin had a heart condition, and the day we opened Regency Square—he was just 39—he had a major heart attack. We honestly didn't know if he was going to make it. Our attorney, Jim Taylor, and I looked at each other—here I was, a wife and mother, with no real business experience and a company to oversee. I always had a deep faith that everything was going to work out. But Martin's health was an ongoing

40 Years of Achievement

1974

The Steins add another office building, Barnett Regency Tower, to Regency Square

problem. He died at a young age in 1988—he was 60. Of course, that was just about the time that the commercial real estate industry was going through a tough period. Martin may have been a visionary, but like all true entrepreneurs, he was not very disciplined. So by that time, our Company had some big financial challenges. Fortunately, Martin had assembled a talented management team including our oldest son Hap, who had worked for his father for 12 years after receiving his M.B.A. from Dartmouth. So Hap, along with his brothers Ricky and Bobby, stepped into his father's shoes. We focused on the basics and met every single one of our financial obligations. I may have helped keep things going, but Hap, his brothers, the management team, and the advisory board deserve the credit for turning the Company around and making it the success it is today.

What do you see as your major contributions to the business?

I made my greatest contributions in terms of money, judgment and commitment. I was fortunate to have the financial resources to help support the Company during difficult times. I was able to balance Martin's enthusiasm with sound judgment and a good instinct for people and partners. And I truly love and believe in Regency. I have had a 40-year love affair with what Martin created.

How did Hap get started in the family business?

Hap left the Dartmouth business school and came home to work for his father. He showed up for work his first day in a jacket and tie, and his father sent him away to put on overalls—he was going to start work over in the power plant. His father also didn't pay him much. When Hap found out he was earning about 50 percent of what his business school classmates were earning at their jobs, he told his father what a good deal he had.

Would you say that your son Hap is more like his father or more like you?

Hap is like his father in certain ways. He's also a visionary. His mannerisms are similar, you know, with his shirttail sticking out a little in the back. He's a fine man, and he's humble the same way Martin was—he wears the same hat size that he always has. But while Martin was an entrepreneur through and through, Hap's entrepreneurial bent is accompanied by strategic thinking and sound business acumen. Hap has a strong sense of where he wants to take the Company and how he's going to get there. I like to think he got his judgment and instinct for people and partners from me.

What is your view of Regency Centers today, compared with 40 years ago?

From our earliest days, I believed that Regency had tremendous growth potential. The fact that we have focused, for more than 40 years, on attracting bright and talented professionals; on creating value through high-quality real estate; and on building strong relationships with our customers and partners has really helped to advance that growth. I have to admit, however, that I never envisioned that Regency would become the large, national company that it is. If Martin were alive today, I know he would be very proud.

1978

The Company expands to a much larger organization, becoming more active in retail and commercial development

1981

The Steins double the size of Regency Square Shopping Center with a 500,000 square foot expansion anchored by Sears

to our fellow shareholders

For Regency Centers, 2003 was a remarkable year in which we passed a number of important milestones. During this period, we celebrated our proud heritage, marking both our 40th anniversary and our 10th year as a public company. We also posted substantial increases in a number of key metrics, including Funds From Operations (FFO) per share, earnings per share, returns on equity, free cash flow, same-store net operating income and value created by our development program. In addition, investor uncertainty about Regency's future was resolved when, in the largest equity transaction in REIT history, GE Capital sold its majority stake in the Company for $1.1 billion. The investment community's favorable response to the offering—and to Regency's new status as a fully independent public company—drove a 26 percent increase in our stock price from the transaction date through year-end 2003. Finally, we continued to position the Company for a promising future by refining and implementing our business model, which should drive further growth in FFO per share and returns on equity. As a result of these activities, 2003 stands out as a defining phase in Regency's extraordinary 40-year history.

Proud Heritage Regency's achievements in 2003 also reminded us how far we have come on our journey, which began in 1963 when Martin and Joan Stein founded a small real estate development company with a goal to develop Regency's first shopping center just outside of Jacksonville, Fla. By 1967, they were ready

40 Years of Achievement

1984

Regency builds the 330,000 square foot headquarters for Barnett Bank in Ft. Lauderdale, Fla.

"In 2004 and beyond, we will continue to implement our business model to grow same-property net operating income, invest free cash flow in new developments, and increase fee income from our joint ventures to drive growth in per-share earnings and returns on equity."



Martin E. Stein, Jr.
Chairman and Chief Executive Officer

Mary Lou Fiala
President and Chief Operating Officer

to introduce an exciting new development—Regency Square Shopping Center. The couple had truly done their homework, comparing notes with a number of important retailers, hiring the best architects and contractors, and signing up several major anchors, including JC Penney and May Company. The day the mall opened in 1967, 25,000 customers showed up, creating a colossal traffic jam that stretched as far as the eye could see. By the end of the first few months, it was obvious that the new mall was a resounding success. And, in the months to come, this success launched the ambitious young company—an organization that would evolve and grow dramatically over the next 36 years, ultimately becoming the nation's leading owner, operator and developer of grocery-anchored neighborhood shopping centers.

As dedicated to their goals as Martin and Joan Stein were, they were still pioneers in their industry, and they knew that they would have to marshal a wide range of talents to overcome the challenges they faced. In the 1960s, people still shopped in downtown stores, and regional malls were a relatively new retail concept. Real estate developers didn't have access to today's sophisticated research tools, and they often had adversarial relationships with local municipal governments and utility companies. In addition, financing for such risky projects was scarce and difficult to secure. In spite of these difficulties, through a combination of hard work and commitment, the couple was able to put in place the key ingredients for Regency's future success—owning great real estate, securing high-quality tenants, retaining good people, building strong relationships, generating considerable value from developments, and amassing the financial strength to support Regency's growth.

In the course of these activities, Martin and Joan Stein built much more than a collection of winning properties. They also created the solid business platform upon which Regency Centers is built. Indeed, the same business fundamentals that our founders put in place four decades ago continue to constitute the basis of Regency's growth model today. These fundamentals have shaped the Company's destiny and fueled our outstanding 2003 financial and operating performance. Moreover, they have distinguished Regency from others in the industry and provided us with a blueprint to deliver sustainable earnings growth and attractive returns on capital in the future.

1985

Regency Square Properties expands its retail presence beyond Jacksonville by developing a new Regency Square, a large community shopping center near Tampa, Fla.

1992

Regency acquires its first shopping center portfolio in South Florida

High-Quality Portfolio From their earliest days, our founders conducted their business in a way that validated the notion that quality is never an accident, but rather the result of making astute choices. Regency has repeatedly demonstrated the wisdom of this approach by carefully selecting prime real estate and attracting premier tenants. The Company's accomplishments are best reflected in the high quality of our grocery-anchored community and neighborhood-based shopping center portfolio, which has helped to drive steady growth in net operating income.

The word "location" is often repeated with enthusiasm when it comes to picking prime commercial real estate, and with good reason. A superior location is what differentiates a great property from an average one, and being on the right corner can make all the difference in the long-term success of a shopping center. To Regency's experienced—and highly selective—real estate professionals, superior sites are situated in neighborhoods that have just the right blend of population and household income demographics. These neighborhoods are generally communities that are densely populated or have high growth rates, as well as household incomes that are greater than the market average. By insisting on choosing sites with these appealing demographics, we consistently attract leading retailers and generate higher sustainable rents.

Working closely with grocery anchors, we also apply a combination of local expertise, industry experience and advanced research to pinpoint the precise location where we want to develop and own a property. Once we secure the right site, we partner with local municipalities to identify, address and resolve issues related to design, environmental impact, traffic and parking. This comprehensive approach has enabled us to build and acquire conveniently located neighborhood and community shopping centers that are exceedingly attractive to local residents and tenants alike—so much so that in 2003, our centers were more than 95 percent leased.

Premier Tenants At Regency Centers, high quality extends far beyond prime real estate locations. High-quality retailers also anchor our properties, including leading national supermarket chains such as Kroger, Safeway and Albertsons and preeminent regional grocers such as Publix and H-E-B that consistently rank among the top grocers in their regional markets. What's more, these market-dominant grocers are stable and reliable tenants: Research conducted since 1995 on store sales and market share shows that they are relatively resistant to consolidation and to Wal-Mart Supercenter encroachment, representing a strong competitive advantage in today's environment. The Company's own numbers are even more compelling: Occupancy in 37 Regency centers that are within three miles of a new Wal-Mart Supercenter remains steady at 94 percent, and the grocer anchors that report sales in those centers still ring up robust sales that reflect less than a 2.5 percent impact by Wal-Mart. These factors demonstrate the value of being a top grocer in the market and targeting neighborhoods with significant population densities and high household incomes.

Market-leading, side-shop specialty retailers, such as The UPS Store, Subway, Great Clips, Starbucks, Quizno's, Washington Mutual and Curves for Women, reinforce the powerful presence of premier anchor tenants. These quality retailers offer the goods and services consumers need every day, collectively serving as secondary anchors in the center. Regency's high-quality centers; market-dominant, competition-resistant anchors; and appealing side-shop retailers are a compelling combination. Regency's centers are visited by nearly 15,000 shoppers weekly, and our anchors record average annual sales of $23.9 million—a statistic that exceeds their own national averages by as much as 23 percent.

Industry-Leading Operating System Strong relationships have been a Regency Centers hallmark for 40 years, and the Company's commitment to maintaining these relationships is evident in associations

40 Years of Achievement

1993

Regency offers shares to the public for the first time with an initial public offering on the New York Stock Exchange (NYSE); Company sells $108 million in stock under symbol REG

with best-in-class tenants. In fact, building rewarding relationships with these customers is so central to Regency's business philosophy that we have created a proprietary, industry-leading retail operating system—the Premier Customer Initiative (PCI)—that is specifically designed to serve their needs.

Regency's PCI works in a way that benefits best-in-class operators, increases the appeal of our centers and boosts operating results for tenants and for the Company. It provides fast growing retailers with access to retail space in multiple Regency centers in top markets around the country. Through PCI, we can tailor leases to a particular retailer's specifications by utilizing Hot Docs, proprietary lease creation software that saves negotiating time and reduces "downtime" on vacant space. By providing PCI tenants with fast and easy access to prime space, we help them to increase sales and meet their store growth objectives. At the same time, we improve the merchandising mix in all of our centers, draw more consumers and drive overall center sales. As a result, PCI tenants renew their leases more often than other tenants in the portfolio, and they move out at a lower rate. In this way, PCI has helped to create sustained occupancies for Regency, while building the Company's reputation as the industry's preferred operator and developer.

Value Creation from Developments There's a saying in our business that you have to be an optimist to be a developer. While optimism certainly helps us to persevere, we believe that development success requires something far greater. We prefer to think of ourselves as "imaginative realists"—highly disciplined investors who creatively and carefully execute value-added development, center recycling and joint venture strategies to drive value and income for investors.

Regency's development program is sharply focused on building new, state-of-the-art neighborhood and community shopping centers around market-leading supermarket anchors. We lower risk and ensure the profitability of developments by getting advance leasing commitments from these key anchors. By the close of 2003, we had leased 76 percent of available space in $571 million of in-process developments. We expect these properties to generate returns on invested capital in excess of 10 percent. If all of these high-quality developments were sold at today's market cap rates of seven to eight-and-a-half percent, Regency would realize more than $100 million of value.

The Company's development goals call for us to start approximately $300 million in new developments annually, which may seem like an ambitious target in the current challenging environment. Supermarket chain expansions are slowing, competition is on the rise, and entitlements are increasingly difficult to obtain. In spite of these challenges, Regency continues to generate a large number of new development opportunities, and the development pipeline has never been as strong as it is today. Our success is a testament to the enduring relationships we have with anchors, customers, and development partners; our market knowledge and expertise, and a stellar development track record. Indeed, over the last five years, we have started $772 million in developments, which have delivered average returns of 10.4 percent.

Self-Funded Capital Recycling and Joint Venture Strategies Through the ages, wise men and women have noted, in a multitude of ways, that greatness lies not in being strong, but in the right use of strength. For Regency, both possessing financial strength and using it wisely have been as important to the past as to the future. We are committed to maintaining a strong, conservative balance sheet, giving us the flexibility we need to continue to fund the Company's development and joint venture programs. We maintain financial strength by employing a self-funded center recycling strategy, through which we opportunistically sell outparcels, noncore developments and low-growth, lower quality

1996
Security Capital makes strategic investment in Regency, substantially increasing the Company's capital base

1997
Regency acquires Branch Properties, a Publix developer and the leading owner of shopping centers in Atlanta

operating properties, as well as contribute operating properties to joint ventures. We then recycle the proceeds into high-yielding, higher quality new developments and acquisitions. This approach has four major benefits—it enables us to fund investments cost-effectively, generate greater returns on equity, maintain the strength of the balance sheet and enhance the quality of the portfolio. In 2003, we funded our development program by selling $526 million in operating properties, developments and outparcels.

Joint ventures are vital components of our center recycling strategy and are integral to success. They help us to increase returns on invested capital, and they are a tax-efficient way to realize and recognize development profits. They also enable us to expand our platform with a smaller equity requirement and create long-term alternate sources of capital. In 2000 and 2001, we forged alliances with the Oregon Public Employees Retirement Fund and Macquarie CountryWide Trust. Since the inception of these partnerships, we have invested $412 million in the Macquarie CountryWide joint venture to acquire 26 properties, and $295 million in our Oregon Public Employees Retirement Fund joint venture to acquire 13 properties.

Promising Future You might say that Regency's founders dreamed for a living. But unlike many dreamers, the Steins' aspirations ultimately took flight in a way that even they couldn't have imagined. The fledgling real estate concern that they launched in 1963 is today a national real estate company with a $4.2 billion market capitalization and is listed on the New York Stock Exchange. A national real estate enterprise, the Company has a large, high-quality portfolio that is primarily focused on grocery-anchored shopping centers, with real estate investments totaling $3.2 billion in 265 properties in 67 U.S. metropolitan markets in 22 states. Our development program and operating system lead the industry. Regency's stock performance since the 1993 IPO has outperformed the NAREIT and S&P 500 indices by 78.5 and 87.1 percent respectively, and we have achieved 10 consecutive years of annual dividend increases—a record of shareholder return that's hard to match in today's investment environment.

Will Regency's success continue for the next decade—or indeed, for the next four decades? While predictions like this are tough to make, there is one thing we do know: In the future, we will continue to implement the Company's business model to grow same-property net operating income, invest free cash flow in new developments, and increase fee income from joint ventures to drive growth in per-share earnings and returns on equity. As we work diligently to execute this strategy, we expect to face as many opportunities—and as many challenges—as Regency's founders did 40 years ago.

As we move forward, we are confident that Regency is prepared to excel largely because we have retained the fundamental strengths that have fueled our achievements thus far. These include integrity, a sense of family and an outstanding team of employees. And for us, these strengths aren't just corporate buzzwords. They're real and highly valuable attributes that have been part of our foundation since our inception, and still distinguish us today. Integrity isn't simply an invented policy created to satisfy regulators. It's truly our Company's state of mind—one that will never allow us to compromise our high standard of ethics. Our roots as a family company are also intact, living on in our unique corporate culture and spirit, and in the trust and respect that our employees practice. And while the number of people at our Company has grown considerably, that number is far exceeded by their exceptional talents and capabilities. Regency's Board is made up of smart, independent Directors who act and think like owners of the company. Our senior management team encompasses executives who

40 Years of Achievement

1998

Regency purchases Midland Group, the largest developer for Kroger and a major real estate operator in the Midwest

average more than 20 years of experience and who continuously demonstrate excellent leadership as well as superb financial, development, leasing and property management capabilities. And our employees are simply the best, most committed professionals in the industry.

While we can't forecast the future, our awareness of these strengths leads us to one conclusion: Regency Centers is an extraordinary company that is well prepared and positioned to follow a proud heritage of growth with a promising future of continued progress and even greater success. We live in a challenging, ever-changing world, and opportunities are sometimes hard to recognize. But at Regency Centers, identifying and exploiting hidden opportunities is the heart and soul of our business and frankly one of our greatest talents. We believe that this capability, combined with an intense focus on our sound business model, the guiding values instilled in us by our founders, and the skills of our extraordinarily talented people, position us to perform in 2004—and beyond—in a way that will create exceptional value for shareholders. As we strive to achieve this goal, we look forward to the next chapter in our Company's unfolding story and to sharing our achievements with you, our fellow shareholders.

Martin E. Stein, Jr.
Chairman and
Chief Executive Officer

Mary Lou Fiala
President and
Chief Operating Officer

"Our 2003 results reflect the high quality of our portfolio, the significant value generated by our development program, the soundness of our asset recycling and joint venture initiatives, and the strength of our team."

Martin E. "Hap" Stein, Jr.
Chairman and Chief Executive Officer

1999

Regency merges with Pacific Retail Trust, the top owner, operator and developer of shopping centers in the Western U.S.

2003

Regency sells GE's majority stake to the public for $1.1 billion, making the sale the largest REIT offering to date. Regency celebrates its 40th anniversary and its 10th year as a public company by ringing the closing bell at the NYSE on October 22, 2003


Publix
experienced



James D. Thompson
Managing Director
Operations—East



John F. Euart, Jr.
Managing Director
Investments—Southeast



The 102,300 square foot Anastasia Plaza, in St. Augustine, Florida, anchored by Publix

Uncovering Hidden Opportunities: Anastasia Plaza, St. Augustine, Florida

When our real estate experts first came across Anastasia Plaza in St. Augustine, Fla., the 100,000 square foot shopping center presented the perfect opportunity for Regency to showcase our remerchandising capabilities. Home to mostly small shops, it had a number of vacancies and offered few recognized brands. However, the center was anchored by a bustling Publix supermarket, which generated strong traffic and sales. After careful consideration of its potential, we elected to acquire and upgrade the center and install branded tenants that would position it for success.

Leveraging our powerful PCI program, we set out to identify just the right best-in-class operators to transform Anastasia into a popular shopping destination. The first of these was Starbucks, a valued PCI customer who was aggressively expanding in Florida. Confident in Regency's proven expertise as an owner and operator, Starbucks signed a lease. We then positioned their store in a highly visible "endcap" space that we had recaptured and reconfigured, thereby creating a vibrant dynamic and giving the center renewed "credibility." After additional remerchandising, we welcomed other national PCI operators, including Dollar Tree, Regis, Cato Fashions, Marble Slab Creamery and Curves for Women. We also upgraded the restaurants, adding Beef O'Brady's, Subway and Bono's BBQ, the best local BBQ operator.

By skillfully executing our PCI remerchandising strategy, we ultimately created a highly successful center with synergistic tenants—so much so that it was 96.4 percent leased by the end of 2003, compared with 85.9 percent leased at the end of 1999. Perhaps more telling, the center yielded a 36 percent increase in net operating income over the same period, with a 40 percent increase in side-shop base rents.



James G. Buis
Managing Director
Investments—Central



John S. Delatour
Managing Director
Operations—West



The 152,900 square foot Kleinwood Center, in Houston, Texas, anchored by H-E-B and Walgreens

Creating Greater Value: Kleinwood Center, Houston, Texas

Regency's seasoned real estate professionals have a "sixth sense" when it comes to identifying properties with exceptional investment potential. A perfect example is our experience with the Kleinwood Center in Houston. When we first set eyes on the property, the 25-year-old center was undistinguished and out-of-step with the times. However, we quickly realized that it was also a diamond in the rough. Anchored by a successful though undersized H-E-B, which was looking to quadruple the size of its footprint, and an in-line Walgreens, which was seeking a freestanding retail position, the center had real possibilities. In addition, it occupied an exceptional location, sitting on 12 acres that were ideally situated in an infill location that hadn't seen new retail construction in years.

With a goal of transforming the outdated center into a large and attractive shopping destination, Regency approached both H-E-B and Walgreens, securing their commitments to expand in the event we could acquire some additional surrounding land. Then, through a series of complex real estate transactions, we consolidated the existing center with the adjacent land, assembling a total of 25 acres for development. Next, we achieved what some viewed as nearly impossible: We built an attractive, modern center behind the old one while keeping all of the retailers in place, and then seamlessly relocated the retailers so they would not miss a single day of business.

Regency's expertise and professional approach to the project resulted in the creation of a new Kleinwood Center, the single best retail center in the area, anchored by the strongest grocer in the market on a sales-per-store basis. Moreover, Regency's skills contributed to a projected return of 10.3 percent, a significant increase in value.


KROGER



entrepreneurial


Albertsons
We Accept
All Other
Supermarket
& Drugstore
Coupons

distinctive



Brian M. Smith
Managing Director
Investments—Pacific and Midatlantic



Mac Chandler
Senior Vice President
Investments—Midatlantic



The 180,500 square foot Valencia Crossroads, in Greater Los Angeles, anchored by Kohl's and Whole Foods

Developing Distinctive Projects: Valencia Crossroads, Santa Clarita Valley, California

In 2000, Regency's real estate professionals identified a substantial development opportunity in Valencia, a planned "new town" in the Santa Clarita Valley, 30 miles north of downtown Los Angeles. The Newhall Land and Farming Company, which is the master developer of Valencia, has strictly governed the town's quality and design to ensure both its long-term viability and its prosperity. This high level of control made the town particularly appealing to developers and retailers alike, and as a result, demand for space in Valencia has consistently outpaced supply.

When Newhall Land considered the sale of its last parcel in Valencia's Town Center, Regency's reputation for first-class developments and strong personal relationships distinguished us from our competitors. In 2001, Newhall offered Regency the opportunity to develop a 17-acre parcel in a prime location at the corner of "Main and Main" and at the gateway to Valencia's Town Center Mall. We immediately set out to develop a dramatic specialty center to complement the Mall and provide the community with a unique mix of high-quality tenants. In doing so, we set a new design benchmark for the community by using the highest grade materials, including natural stone, decorative water features, dense landscaping and customized lighting.

Our concerted efforts attracted best-in-class tenants such as Kohl's, Whole Foods Markets and Corner Bakery at rental rates that exceeded our projections. Valencia Crossroads, which is 100 percent leased, has been a highly successful development for Regency. Its design and innovative merchandising mix reflect the fine standards and demands of the community, as evidenced by the high traffic and the strong sales enjoyed by our tenants.

Crossroad Commons*	144,288
Whole Foods, Barnes & Noble, Eckerd	
Hilltop Village	100,048
King Soopers	
Leetsdale Marketplace	119,916
Safeway	
Littleton Square	94,257
King Soopers, Walgreens	
Lloyd King Center	83,326
King Soopers	
Stroh Ranch Center	93,436
King Soopers	
Willow Creek Center*	166,421
Safeway	
Other Markets	
Centerplace of Greeley	246,734
Safeway, Target, Kohl's	
New Windsor Marketplace	95,877
King Soopers	

DELAWARE

Pike Creek	229,510
Acme Markets, Kmart	

FLORIDA

Jacksonville/North Florida	
Anastasia Plaza*	102,342
Publix	
Bolton Plaza	172,938
Wal-Mart	
Carriage Gate	76,833
TJ Maxx	
Courtyard Shopping Center	137,256
Albertsons, Target	
Fleming Island	136,662
Publix, Stein Mart	
Highland Square*	262,194
Publix, Winn-Dixie, Eckerd	
John's Creek Center	90,041
Publix	
Julington Village*	81,821
Publix	
Lynn Haven Shopping Center*	63,871
Publix	
Millhopper Shopping Center	84,065
Publix, Eckerd	
Newberry Square	180,524
Publix, Kmart	
Ocala Corners*	86,772
Publix	
Old St. Augustine Plaza	175,459
Publix, Eckerd	
Palm Harbour Shopping Village*	172,758
Publix, Eckerd	
Pine Tree Plaza	60,787
Publix	
Regency Court	218,649
CompUSA, Office Depot, Sports Authority	
Vineyard Shopping Center	62,821
Publix	
Tampa/Orlando	
Beneva Village Shops	141,532
Publix, Walgreens	
Bloomingdale Square	267,935
Publix, Wal-Mart, Bealls	
East Towne Shopping Center	69,841
Publix	
Kings Crossing*	75,020
Publix	
Mainstreet Square	107,134
Winn-Dixie, Walgreens	
Mariner's Village	133,440
Winn-Dixie, Walgreens	
Market Place—St. Petersburg	90,296
Publix	
Peachland Promenade	82,082
Publix	
Regency Square	349,848
TJ Maxx, Staples, Michaels, Marshalls	
Regency Village*	83,170
Publix	
Town Square	44,679
Petco, Pier 1 Imports	
University Collection	106,899
Kash N Karry, Eckerd	
Village Center-Tampa	181,110
Publix, Walgreens, Stein Mart	
Willa Springs	89,930
Publix	
West Palm Beach/Treasure Coast	
Boynton Lakes Plaza	130,924
Winn-Dixie	
Chasewood Plaza	155,603
Publix, Bealls	
East Port Plaza	235,842
Publix, Walgreens	
Martin Downs Town Center	64,546
Publix	
Martin Downs Village Center	121,946
Bealls	
Martin Downs Village Shoppes	49,773
Walgreens	
Ocean Breeze Plaza	108,209
Publix	
Shops of San Marco*	91,537
Publix	
Wellington Town Square	105,150
Publix, Eckerd	
Miami/Ft. Lauderdale	
Aventura Shopping Center	102,876
Publix, Eckerd	
Berkshire Commons	106,354
Publix, Walgreens	
Gardens Square	90,258
Publix, Eckerd	
Palm Trail Plaza	76,067
Winn-Dixie	
Shoppes at 104*	108,192
Winn-Dixie	
Shoppes of Pebblebrooke*	76,767
Publix	
University Marketplace	129,121
Albertsons	
Welleby Plaza	109,949
Publix	
Ft. Myers/Cape Coral	
Shoppes of Grande Oak	78,784
Publix	

GEORGIA

Atlanta	
Ashford Place	53,450
Pier 1 Imports	
Briarcliff LaVista	39,203
Michael's	
Briarcliff Village	187,156
Publix, TJ Maxx, Office Depot, Petco	
Buckhead Court	55,235
Cambridge Square	71,475
Kroger	
Cromwell Square	70,282
CVS/pharmacy, Lakewood Antiques	
Cumming 400	126,900
Publix, Big Lots	
Delk Spectrum	100,539
Publix	
Dunwoody Hall	89,351
Publix, Eckerd	


SUBWAY


KOHL'S



ALABAMA

Birmingham	
Southgate Village*	75,092
Publix	
Trace Crossing	74,130
Publix	
Valleydale Shopping Center	118,466
Publix	
Village in Trussville	56,356
Food World, CVS/pharmacy	
Other Markets	
Phenix Crossing	56,563
Publix	

ARIZONA

Phoenix	
Anthem Marketplace	113,292
Safeway	
Palm Valley Marketplace*	107,629
Safeway	
Paseo Village	92,399
Dale's Marketplace, Walgreens	
Pima Crossing	239,438
Stein Mart, Pier 1 Imports	
Stonebridge Center	30,236
Safeway	
The Provinces Shopping Center	34,202
Safeway	
The Shops	35,710
Ace Hardware	

CALIFORNIA

Southern California	
Alameda Bridgeside	103,510
Nob Hill	
Amerige Heights Town Center*	96,679
Albertsons, Target	
Bear Creek Village Center	81,219
Stater Bros.	
Campus Marketplace*	144,288
Ralphs, Longs Drugs	
Costa Verde	178,622
Albertsons, Bookstar	
El Camino Shopping Center	135,883
Von's Food & Drug, Sav-On Drugs	
El Norte Parkway Plaza	87,990
Von's Food & Drug	
Falcon Ridge	245,857
Stater Bros., Target	
Friars Mission Center	146,897
Ralphs, Longs Drugs	
Garden Village*	112,852
Albertsons, Rite Aid	
Gelson's Westlake Market Center	84,468
Gelson's	
Hasley Canyon Village	69,800
Ralphs	
Heritage Plaza	231,602
Ralphs, Sav-On Drugs, Ace Hardware	
Morningside Plaza	91,600
Stater Bros.	
Newland Center	166,492
Albertsons	
Oakbrook Plaza	83,279
Albertsons, Longs Drugs	
Park Plaza*	193,529
Von's Food & Drug, Sav-On Drugs	
Plaza Hermosa	94,940
Von's Food & Drug, Sav-On Drugs	
Rona Plaza	51,754
Food 4 Less	
Santa Ana Downtown Plaza	100,305
Food 4 Less	
Seal Beach Center	74,215
Safeway	
Shops of Santa Barbara*	35,135
Circuit City	
Twin Peaks	198,139
Albertsons, Target	
Valencia Crossroads	180,517
Kohl's, Whole Foods	
Ventura Village	76,070
Von's Food & Drug	
Victoria Gateway Center	97,862
Circuit City	
Vista Village Phase I & II	164,262
Krikorian Theatres	
Westlake Village Plaza & Center	190,525
Von's Food & Drug, Longs Drugs	
Westridge Village	97,286
Albertsons	
Woodman—Van Nuys	107,614
Gigante	
Northern California	
Blossom Valley	93,315
Safeway, Longs Drugs	
Clayton Valley	236,683
Yardbirds Home Center, Longs Drugs	
Corral Hollow*	167,118
Safeway, Longs Drugs	
Diablo Plaza	63,214
Safeway, Longs Drugs	
El Cerrito Plaza*	255,953
Albertsons, Trader Joe's, Longs Drugs	
Encina Grande	102,499
Safeway, Walgreens	
Gilroy Crossing	334,409
Kohl's, Target	
Loehmann's Plaza	113,310
Safeway, Longs Drugs, Loehmann's	
Powell Street Plaza	165,928
Trader Joe's, Ross, Circuit City	
Prairie City Crossing	93,134
Safeway	
San Leandro Plaza	50,432
Safeway, Longs Drugs	
Sequoia Station	103,148
Safeway, Longs Drugs, Old Navy	
Strawflower Village	78,827
Safeway, Longs Drugs	
Tassajara Crossing	146,188
Safeway, Longs Drugs	
West Park Plaza	88,103
Safeway, Rite Aid	
Woodside Central	80,591
Marshalls, Target	

COLORADO

Colorado Springs	
Cheyenne Meadows*	89,893
King Soopers	
Jackson Creek Crossing	85,263
King Soopers	
Woodmen Plaza	104,558
King Soopers	
Denver	
Boulevard Center	88,511
Safeway	
Buckley Square	111,146
King Soopers, True Value Hardware	


The UPS Store







Lisa Palmer
Senior Vice President
Capital Markets



Bruce M. Johnson
Managing Director and
Chief Financial Officer



The 298,600 square foot Village Center at Dulles, in suburban Washington, D.C., anchored by Shoppers Food Warehouse, Staples, CVS, Petco and Gold's Gym

Fueling Our Growth: Village Center at Dulles, Herndon, Virginia

The engine that drives Regency's growth is our highly disciplined capital recycling program. Through this program, we proactively dispose of outparcels, non-core developments and low-growth, lower quality operating properties, swiftly recycling the proceeds into high-yielding, higher quality new developments and acquisitions. Our capital recycling program enables us to manage the balance sheet cost effectively, while enhancing the quality of the property portfolio and maintaining our debt levels. It also fuels our growth by enabling us to redeploy capital to the value-added development and acquisition programs so we are consistently prepared to invest in attractive opportunities as they arise.

In 2003, we maintained the pace of our capital recycling program, disposing of $397 million in operating properties, developments and outparcels and investing $440 million in new developments, acquisitions and joint ventures. A recent investment was our acquisition of Village Center at Dulles, a 300,000 square foot shopping center in suburban Washington, D.C., which we acquired in partnership with the Oregon Public Employees Retirement Fund. Anchored by Shoppers Food Warehouse, Staples, CVS, Petco and Gold's Gym, and occupied by existing PCI tenants Subway, Bank of America and Starbucks, the $66.8 million Village Center at Dulles is a high-quality retail asset located in an area that offers superior household demographics. Through this joint venture acquisition, we have cost-effectively expanded our platform in the Washington, D.C. region, a high-growth area for Regency.




SAFEWAY



strategic

Northlake Village	151,629
Kroger, CVS/pharmacy, Petco	
Peartree Village	114,795
Harris Teeter, Eckerd, Office Max	

TEXAS

Austin	
Hancock Center	410,438
H-E-B, Sears, Old Navy, Petco	
Market at Round Rock	123,046
Albertsons	
North Hills Town Center	144,019
H-E-B	
Dallas/Ft. Worth	
Addison Town Center*	183,983
Kroger	
Arapaho Village	103,033
Tom Thumb	
Bethany Park Place	74,066
Kroger	
Casa Linda Plaza	324,639
Albertsons, Petco	
Cooper Street Plaza	133,196
Circuit City, Office Max, Home Depot	
Creekside Plaza*	101,016
Kroger	
Hebron Parkway Plaza*	46,800
Albertsons	
Hillcrest Village	14,530
Keller Town Center	114,937
Tom Thumb	
Legacy Center	56,669
Albertsons	
MacArthur Park Phase II*	198,443
Kroger, Linens 'N Things, Barnes & Noble	
Main Street Center	42,821
Albertsons	
Market at Preston Forest	90,171
Tom Thumb, Petco	
Matlock Center	40,068
Wal-Mart Neighborhood Market	
Mills Pointe	126,186
Tom Thumb	
Mockingbird Commons	120,321
Tom Thumb	
Northview Plaza	116,016
Kroger	
Preston Park Village	273,396
Tom Thumb, Williams-Sonoma, Gap	
Prestonbrook Crossing	91,274
Kroger	
Prestonwood Park	101,024
Albertsons	
Rockwall Town Center	65,644
Tom Thumb	
Shiloh Springs	110,040
Kroger	
Signature Plaza	28,795
Kroger	
Southlake Village Center*	118,092
Kroger	
Southpark	147,088
Albertsons, Bealls	
Trophy Club Plaza	106,607
Tom Thumb	
Valley Ranch Centre	117,187
Tom Thumb	
Houston	
Alden Bridge Village Center	138,952
Kroger, Walgreens	
Atascocita Center	94,180
Kroger	
Champion Forest	115,247
Randall's Food, Eckerd	
Cochran's Crossing	138,192
Kroger, Eckerd	
Fort Bend Center	30,164
Kroger	
Indian Springs Center*	135,756
H-E-B	
Kleinwood Center	152,906
H-E-B, Walgreens	
Panther Creek	165,660
Randall's Food, Eckerd	
Spring West Center	128,796
H-E-B	
Sterling Ridge Village Center	128,643
Kroger, Eckerd	
Sweetwater Plaza*	134,045
Kroger, Walgreens	

VIRGINIA

Washington, D.C.	
Ashburn Farm Market Center	91,905
Giant	
Cheshire Station	97,156
Safeway, Petco	
Clinton Plaza*	188,243
Giant	
Hollymead Town Center	155,207
Harris Teeter	
Market at Opitz Crossing	149,810
Safeway	
Somerset Crossing*	104,553
Shoppers Food Warehouse	
Signal Hill	108,481
Shoppers Food Warehouse	
Tall Oaks Village Center	69,331
Giant	
Village Center at Dulles*	298,601
Shoppers Food Warehouse, CVS/pharmacy, Petco	
Other Markets	
Brookville Plaza*	63,665
Kroger	
Statler Square	133,660
Kroger, CVS/pharmacy, Staples	

WASHINGTON

Seattle	
Cascade Plaza*	217,657
Safeway, Longs Drugs, Ross Dress For Less	
Inglewood Plaza	17,253
James Center*	140,240
Fred Meyer, Rite Aid	
Pine Lake Village	102,953
QFC Market, Rite Aid	
Sammamish Highlands	101,289
Safeway, Bartell Drugs	
South Point Plaza	190,355
Cost Cutter Foods, Rite Aid, Office Depot	
Southcenter	58,282
Target	
Thomas Lake Center	103,872
Albertsons, Rite Aid	
Vancouver	
Padden Parkway Market Center	88,569
Albertsons	

All numbers represent center square footage. Portfolio list does not include single-tenant properties.

*Indicates joint venture property.




WHOLE FOODS MARKET




Harris Teeter



Dunwoody Village	120,597
Fresh Market, Walgreens	
Killian Hill Market*	113,216
Publix	
Loehmann's Plaza	137,601
Loehmann's, Eckerd	
Memorial Bend	177,283
Publix, TJ Maxx	
Orchard Square*	93,222
Publix	
Paces Ferry Plaza	61,696
Powers Ferry Square	97,705
CVS/pharmacy	
Powers Ferry Village	78,996
Publix, CVS/pharmacy	
Rivermont Station	90,267
Kroger	
Roswell Village*	145,334
Publix, Eckerd	
Russell Ridge	98,558
Kroger	

ILLINOIS

Chicago

Frankfort Crossing	107,734
Jewel Osco	
Hinsdale Lake Commons	178,975
Dominick's, Ace Hardware	
Westbrook Commons	121,502
Dominick's, Walgreens	

KENTUCKY

Franklin Square*	203,317
Kroger, Rite Aid, JC Penney, Office Depot	
Shoppes of Ft. Wright	20,360
Wal-Mart Supercenter	
Silverlake Shopping Center*	99,352
Kroger	

MICHIGAN

Fenton Marketplace	97,224
Farmer Jack, Michaels	
Lakeshore Village	85,940
Kroger, Rite Aid	
Regency Independence Square	88,995
Kroger	
Waterford Towne Center	96,101
Kroger	

MISSOURI

St. Ann Square	82,498
Vic Tanny	

NEW JERSEY

Echelon Village Plaza	88,993
Genuardi's	

NORTH CAROLINA

Charlotte

Carmel Commons	132,651
Fresh Market, Eckerd	
Union Square	97,191
Harris Teeter, CVS/pharmacy	

Greensboro

Kernersville Marketplace	72,590
Harris Teeter	

Raleigh/Durham

Bent Tree Plaza*	79,503
Kroger	
Garner Towne Square	221,776
Kroger, Target, Office Max, Home Depot	
Glenwood Village	42,864
Harris Teeter	
Lake Pine Plaza	87,691
Kroger	
Maynard Crossing	122,832
Kroger	
Southpoint Crossing	103,128
Kroger	
Woodcroft Shopping Center	89,835
Food Lion, True Value	

OHIO

Cincinnati

Beckett Commons	121,498
Kroger, Stein Mart	
Cherry Grove Plaza	195,497
Kroger, TJ Maxx	
Hyde Park Plaza	397,893
Kroger, Thriftway, Walgreens, Michaels	
Regency Milford Center*	108,903
Kroger	
Shoppes of Mason	80,800
Kroger	
West Chester Plaza	88,181
Kroger	

Columbus

East Pointe Crossing	86,524
Kroger	
Kingsdale Shopping Center	270,470
Big Bear	
Kroger New Albany Center*	91,722
Kroger	
Northgate Plaza	85,100
Kroger	
Park Place Center	106,833
Big Bear	
Windmiller Plaza	120,362
Kroger, Orchard Hardware	
Worthington Park Centre	93,095
Kroger	

Toledo

Cherry Street Center	54,660
Farmer Jack	

OREGON

Portland

Cherry Park Market	113,518
Safeway	
Hillsboro Market Center*	150,356
Albertsons, Marshalls, PetsMart	
McMinnville Market Center	74,400
Albertsons	
Murrayhill Marketplace	149,215
Safeway	
Sherwood Crossroads	84,266
Safeway	
Sherwood Market Center	124,257
Albertsons	
Sunnyside 205	53,094
Walker Center	89,609
Sportmart	

SOUTH CAROLINA

Merchants Village*	79,724
Publix	
Murray Landing	64,441
Publix	
Pelham Commons	76,541
Publix	
Queensborough*	82,333
Publix	
Rosewood Shopping Center*	36,887
Publix	

TENNESSEE

Nashville

Harpeth Village	70,091
Publix	
Nashboro Village	86,811
Kroger	




cingular
WIRELESS


HOLLYWOOD





Regency Centers®

headquarters and market offices

HEADQUARTERS

Jacksonville
121 W. Forsyth Street, Suite 200
Jacksonville, Florida 32202
Phone: 904-598-7000 or 800-950-6333
Fax: 904-634-3428

MARKET OFFICES

Atlanta
1708 Peachtree Street, Suite 425
Atlanta, Georgia 30309
Phone: 404-575-3200 or 800-398-8901
Fax: 404-875-2217

Cincinnati
4380 Malsbary Road, Suite 500
Cincinnati, Ohio 45242
Phone: 513-686-1600 or 800-877-5776
Fax: 513-891-2467

Dallas
8140 Walnut Hill Lane, Suite 400
Dallas, Texas 75231
Phone: 214-706-2500 or 800-225-4646
Fax: 214-696-9512

Denver
1873 South Bellaire Street, Suite 600
Denver, Colorado 80222
Phone: 303-300-5300 or 888-920-9500
Fax: 303-691-6905

Houston
3700 Buffalo Speedway, Suite 840
Houston, Texas 77098
Phone: 713-599-3500 or 866-731-6505
Fax: 713-877-8999

Los Angeles
555 South Flower Street, Suite 3500
Los Angeles, California 90071
Phone: 213-553-2200 or 888-705-3092
Fax: 213-624-2280

Orange County
14200 Culver Drive, Suite S
Irvine, California 92604
Phone: 949-726-6000 or 888-705-3905
Fax: 949-653-9515

Palm Beach
6240-8 West Indiantown Road
Jupiter, Florida 33458
Phone: 561-741-4500 or 800-905-1187
Fax: 561-748-0280

Philadelphia
150 Monument Road, Suite 406
Bala Cynwyd, Pennsylvania 19004
Phone: 610-747-1200 or 866-256-2058
Fax: 610-664-1098

Portland
5335 S.W. Meadows, Suite 295
Lake Oswego, Oregon 97035
Phone: 503-603-4700 or 800-465-4558
Fax: 503-624-0336

Raleigh
101 Maynard Crossing Court
Cary, North Carolina 27513
Phone: 919-466-1500 or 888-468-9800
Fax: 919-469-9883

San Diego
265 Santa Helena, Suite 211
Solana Beach, California 92075
Phone: 858-847-4600 or 888-458-9270
Fax: 858-350-1669

San Francisco
1850 Mt. Diablo Boulevard, Suite 225
Walnut Creek, California 94596
Phone: 925-279-1760 or 800-797-7348
Fax: 925-935-5902

Seattle
1601 114th Avenue S.E., Suite 135
Bellevue, Washington 98004
Phone: 425-709-7960 or 888-705-3648
Fax: 425-450-9744

St. Louis
16640 Chesterfield Grove Road,
Suite 170
Chesterfield, Missouri 63005
Phone: 636-728-2700 or 800-727-0402
Fax: 636-519-9738

Tampa
The Atrium
10117 Princess Palm Avenue, Suite 104
Tampa, Florida 33610
Phone: 813-664-4800 or 800-995-6529
Fax: 813-664-1301

Washington, D.C.
8618 Westwood Center Drive, Suite 300
Vienna, Virginia 22182
Phone: 703-442-4300
Fax: 703-288-4260

The following table sets forth Selected Financial Data for Regency on a historical basis for the five years ended December 31, 2003. This information should be read in conjunction with the financial statements of Regency (including the related notes thereto).

	2003	2002	2001	2000	1999
OPERATING DATA:					
Revenues	**$ 377,621**	353,667	318,800	301,389	258,042
Operating expenses	**196,926**	176,061	164,272	149,432	123,244
Other expenses (income)	**36,550**	62,004	40,436	48,795	42,645
Minority interests	**32,909**	35,981	36,166	34,219	17,644
Income from continuing operations	**111,236**	79,615	77,926	68,943	74,509
Income from discontinued operations	**19,553**	30,909	22,738	18,668	15,337
Net income	**130,789**	110,525	100,664	87,611	89,846
Preferred stock dividends	**4,175**	2,858	2,965	2,817	2,245
Net income for common stockholders	**126,614**	107,666	97,699	84,794	87,601
INCOME PER COMMON SHARE—DILUTED:					
Income from continuing operations	**$ 1.79**	1.32	1.30	1.17	1.33
Net income for common stockholders	**$ 2.12**	1.84	1.69	1.49	1.61
BALANCE SHEET DATA:					
Real estate investments before accumulated depreciation	**$3,166,346**	3,094,071	3,156,831	2,943,627	2,636,193
Total assets	**3,098,229**	3,068,928	3,109,314	3,035,144	2,654,936
Total debt	**1,452,777**	1,333,524	1,396,721	1,307,072	1,011,966
Total liabilities	**1,562,530**	1,426,349	1,478,811	1,390,796	1,068,806
Minority interests	**254,721**	420,859	411,452	418,933	338,881
Stockholders' equity	**1,280,978**	1,221,720	1,219,051	1,225,415	1,247,249
OTHER INFORMATION:					
Common dividends declared per share	**$ 2.08**	2.04	2.00	1.92	1.84
Common stock outstanding including convertible preferred stock and operating partnership units	**61,227**	61,512	60,645	60,048	60,489
Company owned gross leasable area (GLA)	**30,348**	29,483	29,089	27,991	24,769
Number of properties owned	**265**	262	272	261	216
Ratio of earnings to fixed charges	**2.1**	1.8	1.7	1.7	1.9

In addition to historical information, the following information contains forward-looking statements as defined under federal securities laws. These statements are based on current expectations, estimates and projections about the industry and markets in which Regency operates, and management's beliefs and assumptions. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, changes in national and local economic conditions; financial difficulties of tenants; competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels; changes in expected leasing activity and market rents; timing of acquisitions, development starts and sales of properties and out-parcels; weather; the ability to obtain governmental approvals; and meeting development schedules. The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto of Regency Centers Corporation ("Regency" or "Company") appearing elsewhere within.

INTRODUCTION AND STRATEGIC OVERVIEW

Regency is a qualified real estate investment trust ("REIT"), which began operations in 1993. Our primary operating and investment goal is long-term growth in earnings per share and total shareholder return by focusing on a strategy of owning and operating grocery anchored shopping centers that are anchored by market-leading supermarkets, and that are located in areas with attractive demographics.

Currently, our real estate investments before depreciation total $3.2 billion with 265 shopping centers in 22 states. At December 31, 2003, our gross leasable area ("GLA") totaled 30.3 million square feet and was 92.2% leased. Geographically, 19.6% of our GLA is located in Florida, 19.5% in California, 16.8% in Texas, 6.6% in Georgia, 6.3% in Ohio, and 31.2% spread throughout 17 other states. We own and operate our shopping centers through our operating partnership, Regency Centers, L.P. ("RCLP"), in which we currently own 98% of the operating partnership units. Regency's operating, investing and financing activities are generally performed by RCLP.

We earn revenues and generate operating cash flow by leasing space to grocers and retail side-shop tenants in our shopping centers. We experience growth in revenues by increasing occupancy and rental rates at currently owned shopping centers, and by developing new shopping centers. A neighborhood center is a convenient, cost-effective distribution platform for food retailers. Grocery anchored centers generate substantial daily traffic and offer sustainable competitive advantages to their tenants. This high traffic generates increased sales, thereby driving higher occupancy, rental rates and rental-rate growth for Regency, which we expect to sustain our growth in earnings per share and increase the value of our portfolio over the long term.

We seek a range of strong national, regional and local specialty tenants, for the same reason that we choose to anchor our centers with leading grocers. We have created a formal partnering process—the Premier Customer Initiative ("PCI")—to promote mutually beneficial relationships with our non-grocer specialty retailers. The objective of PCI is for Regency to build a base of specialty tenants who represent the "best-in-class" operators in their respective merchandising categories. Such tenants reinforce the consumer appeal and other strengths of a center's grocery anchor, help to stabilize a center's occupancy, reduce re-leasing downtime, reduce tenant turnover and yield higher sustainable rents.

We primarily grow our shopping center portfolio through new shopping center development, where we acquire the land and construct the building. Development is customer-driven, meaning we generally have an executed lease from the anchor before we start construction. Developments serve the growth needs of our grocery and specialty retail customers, result in modern shopping centers with long-term leases from the grocery anchors and produce attractive returns on our invested capital. This development process can require up to 36 months from initial land or redevelopment acquisition through construction, lease-up and stabilization of rental income, depending upon the size of the project. Generally, anchor tenants begin operating their stores prior to construction completion of the entire center, resulting in rental income during the development phase.

We intend to maintain a conservative capital structure to fund our growth programs without compromising our investment-grade ratings. Our approach is founded on our self-funding business model. This model utilizes center "recycling" as a key component. Our recycling strategy calls for us to re-deploy the proceeds from the sales of properties into new higher quality developments that we expect to generate sustainable revenue growth and more attractive returns on invested capital. Our commitment to maintaining a high-quality shopping center portfolio dictates that we continually assess the value of all of our properties and sell those that no longer meet our long-term investment standards.

Joint venturing of shopping centers also provides us with a capital source for new development, as well as the opportunity to earn fees for asset and property management services. As asset manager, we are engaged by our partners to apply similar operating, investment, and capital strategies to the portfolios owned by the joint ventures. Joint ventures grow their shopping center investments through acquisitions from third parties or direct purchases of shopping centers from Regency. Although selling properties to joint ventures reduces our ownership interest, we continue to share in the risks and rewards of centers that meet our long-term investment strategy. Regency is not subject to liability and has no obligations or guarantees of the joint ventures beyond its ownership percentage.

We have identified certain significant risks and challenges affecting our industry, and we are addressing them accordingly. A further economic downturn could result in declines in occupancy levels at our shopping centers, which would reduce our rental revenues; however, we believe that our investment focus on grocery anchored shopping centers that provide daily necessities will minimize the impact of a downturn in the economy. Increased competition from super-centers such as Wal-Mart could result in grocery anchor closings or consolidations in the grocery store industry. We currently have 37 shopping centers, less than 15% of our portfolio, that operate within three miles of a super-center and we closely monitor their performance and tenants' sales. A slowdown in our shopping center development program would reduce operating revenues and gains from sales. We believe that developing shopping centers in markets with strong demographics with leading grocery stores will enable us to continue to maintain our development program at historical averages.

SHOPPING CENTER PORTFOLIO

The following table summarizes general operating statistics related to our shopping center portfolio, including properties partially owned in joint ventures, that we use to evaluate and monitor our performance:

	2003	2002	2001
Number of Properties	265	262	272
Properties in Development	36	34	41
Gross Leasable Area (GLA)	30,347,744	29,482,626	29,089,493
Percent Leased—All Properties	92.2%	91.5%	92.7%
Percent Leased—Nondevelopment	95.4%	94.8%	94.9%
Same Property Growth Rate	2.7%	3.0%	3.2%
Lease Renewal Rate	75%	77%	71%
Base Rent Growth on Re-Leasing	9.5%	10.8%	10.5%

A list of our shopping centers summarized by state and in order of largest holdings follows, including those properties that we partially own in joint ventures:

	December 31, 2003			December 31, 2002		
Location	# Properties	GLA	% Leased	# Properties	GLA	% Leased
Florida	50	5,943,345	94.3%	53	6,193,550	90.9%
California	49	5,917,372	90.8%	43	5,125,030	91.4%
Texas	41	5,086,086	88.1%	40	5,123,197	88.1%
Georgia	20	2,008,066	95.8%	24	2,437,712	93.2%
Ohio	14	1,901,538	90.6%	14	1,901,684	91.4%
Colorado	14	1,623,674	94.2%	15	1,538,570	88.5%
Virginia	10	1,272,369	89.1%	7	872,796	92.4%
North Carolina	10	1,050,061	98.7%	12	1,225,201	97.6%
Washington	9	1,020,470	96.4%	9	986,374	98.8%
Oregon	8	838,715	92.2%	9	822,115	93.7%
Arizona	7	652,906	91.5%	6	525,701	95.9%
Alabama	6	543,330	85.5%	7	644,896	90.4%
Tennessee	6	444,234	96.5%	6	444,234	95.3%
Illinois	3	408,211	97.0%	2	300,477	96.1%
Michigan	4	368,260	87.2%	3	279,265	92.6%
South Carolina	5	339,926	95.7%	5	339,256	85.6%
Kentucky	3	323,029	97.8%	2	304,659	96.6%
Delaware	2	240,418	99.5%	2	240,418	99.0%
Maryland	1	188,243	90.2%	—	—	—
New Jersey	1	88,993	89.4%	1	88,993	79.7%
Missouri	1	82,498	91.5%	1	82,498	92.9%
Pennsylvania	1	6,000	100.0%	1	6,000	100.0%
Total	265	30,347,744	92.2%	262	29,482,626	91.5%

The following summarizes the four largest grocery tenants occupying our shopping centers, including those partially owned through joint ventures at December 31, 2003:

Grocery Anchor	Number of Stores[(a)]	Percentage of Company owned GLA[(b)]	Percentage of Annualized Base Rent[(b)]
Kroger	61	11.7%	8.2%
Publix	53	8.1%	5.1%
Safeway	47	6.1%	4.8%
Albertsons	24	3.0%	2.4%

(a) Includes stores owned by the grocery anchors that are attached to our centers.
(b) GLA includes 100% of the GLA in unconsolidated joint ventures. Annualized base rent includes only Regency's pro-rata share of rent from unconsolidated joint ventures.

LIQUIDITY AND CAPITAL RESOURCES

General

We expect that cash generated from revenues will provide the necessary funds on a short-term basis to pay our operating expenses, interest expense, scheduled principal payments on outstanding indebtedness, recurring capital expenditures necessary to maintain our shopping centers properly, and distributions to stock and unit holders. Net cash provided by operating activities was $227.9 million, $188.7 million and $185.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. During 2003, 2002, and 2001, we incurred capital expenditures of $13.5 million, $15.0 million and $11.8 million to maintain our shopping centers, paid scheduled principal payments of $13.5 million, $5.6 million and $6.1 million to our lenders, and paid dividends and distributions of $157.9 million, $158.5 million and $154.4 million to our share and unit holders, respectively.

Although base rent is supported by long-term lease contracts, tenants who file bankruptcy are able to cancel their leases and close the related stores. In the event that a tenant with a significant number of leases in our shopping centers files bankruptcy and cancels its leases, we could experience a significant reduction in our revenues. We are not currently aware of any current or pending bankruptcy of any of our tenants that would cause a significant reduction in our revenues, and no tenant represents more than 10% of our annual base rental revenues.

We expect to meet long-term capital requirements for maturing preferred units and debt, the acquisition of real estate, and the renovation or development of shopping centers from: (i) residual cash generated from operating activities after the payments described above, (ii) proceeds from the sale of real estate, (iii) joint venturing of real estate, (iv) refinancing of debt, and (v) equity raised in the private or public markets. Additionally, the Company has the right to call and repay, at par, outstanding preferred units five years after their issuance date, at the Company's discretion.

We intend to continue to grow our portfolio through new development and acquisitions, either directly or through our joint venture relationships. Because development and acquisition activities are discretionary in nature, they are not expected to burden the capital resources we have currently available for liquidity requirements. Capital necessary to complete developments-in-process are funded from our line of credit. Regency expects that cash provided by operating activities, unused amounts available under our line of credit and cash reserves are adequate to meet short-term and committed long-term liquidity requirements.

Shopping Center Development, Acquisitions and Sales

At December 31, 2003, we had 36 projects under construction or undergoing major renovations, which, when completed, we expect to represent an investment of $693.9 million before the estimated reimbursement of certain tenant-related costs and projected sales proceeds from adjacent land and out-parcels of $122.7 million. Costs necessary to complete these developments will be $273.1 million, are generally already committed as part of existing construction contracts, and will be expended through 2006. These developments are approximately 61% complete and 76% pre-leased. The costs necessary to complete these developments will be funded from our line of credit which has a commitment amount of $600 million and a balance of $195.0 million at December 31, 2003. During 2003, we started $300.3 million of new development based on total costs that we expect to expend on these 18 centers through completion. During 2002, we started $335.5 million of new development representing 21 centers.

During 2003, we acquired four operating properties from third parties for $75.4 million, representing 2.4% of our consolidated assets at December 31, 2003. These properties were acquired in existing investment markets, are grocery anchored, and are owned entirely by Regency. Comparatively, we acquired five operating properties during 2002 for $106.7 million, or 3.5% of consolidated assets at December 31, 2002. These acquisitions did not have a significant impact on operations during 2003 and 2002.

During 2003, we sold 18 retail centers to third parties for $170.7 million, compared with 41 retail centers sold for $339.1 million during 2002 as part of our asset recycling program. Of the centers sold in 2003, 14 were operating during 2003 and are included in discontinued operations in our accompanying consolidated statements of operations. All 41 centers sold during 2002 were operating and are included in discontinued operations. We also sold partial interests in 12 properties both in 2003 and 2002 to joint ventures for $232.9 million and $164.8 million, respectively, discussed further below under Investments in Real Estate Partnerships. We have an inventory of land outparcels adjacent to our shopping centers that we routinely develop, lease, or sell. During 2003, sales related to outparcels were $55.7 million compared to $31.8 million in 2002. Total gains from sales of real estate included in continuing operations and discontinued operations were $64.7 million in 2003, compared with $37.0 million in 2002.

Investments in new developments and acquisitions, and proceeds from the sale of properties to third parties or partial sales to joint ventures are included in investing activities in the accompanying consolidated statements of cash flows. Net cash used in investing activities was $96.2 million for the year ended December 31, 2003. This compares with net cash provided by investing activities of $95.0 million in 2002 and net cash used in investing activities of $164.1 million in 2001.

Investments in Real Estate Partnerships

At December 31, 2003, we had investments in real estate partnerships of $140.5 million, primarily comprised of two partnerships: a 20% investment interest in Columbia Regency Retail Partners, LLC ("Columbia"), a joint venture with the Oregon State Treasury, and a 25% investment interest in Macquarie CountryWide-Regency, LLC ("MCWR"), a joint venture with an affiliate of Macquarie CountryWide Trust of Australia, a Sydney, Australia-based property trust. The purpose of these partnerships is to invest in retail shopping centers, and we have been engaged by our partners to provide asset and property management services.

The following is a summary of unconsolidated combined assets and liabilities of these partnerships, and our pro-rata share at December 31, 2003, 2002 and 2001 ($ amounts in thousands):

	2003	2002	2001
Number of Joint Ventures	**8**	7	7
Regency's Ownership	**20%–50%**	20%–50%	20%–50%
Number of Properties	**46**	34	20
Combined Assets	**$812,190**	$568,839	$294,677
Combined Liabilities	**336,340**	177,457	73,472
Combined Equity	**475,850**	391,382	221,205
Combined Net Income	**39,602**	20,766	10,865
Regency's Share of:			
Assets	**$239,801**	$182,377	$100,217
Liabilities	**99,305**	56,895	24,987
Equity	**140,496**	125,482	75,230
Net Income	**11,276**	5,765	3,439

At December 31, 2003, Columbia owned 13 shopping centers and had total assets of $295.0 million. Columbia acquired two shopping centers for $39.1 million from third parties during 2003 and sold one shopping center to a third party for $46.2 million. During 2002, Columbia acquired one shopping center from us for $19.5 million, for which we received cash of $15.6 million.

At December 31, 2003, MCWR owned 26 shopping centers and had total assets of $412.4 million. During 2003, MCWR acquired 12 shopping centers from Regency for $232.9 million, for which we received cash of $79.4 million, and notes receivable of $95.3 million with a rate of LIBOR plus 1.5%, net of our 25% equity contribution of $58.2 million. During 2003, MCWR repaid $69.3 million of the notes and in February 2004, MCWR repaid an additional $10.5 million. MCWR is currently in the process of placing third party, fixed-rate mortgages on certain properties, the proceeds of which will be used to repay the remaining balance of $15.5 million. We recognized gains on these sales of $25.7 million recorded as gain from sale of operating or development properties. During 2002, MCWR acquired 11 shopping centers from the Company for $145.2 million, for which we received net proceeds of $83.8 million and a note receivable of $25.1 million, net of our 25% equity contribution of $36.3 million. MCWR repaid the note receivable during 2003. The Company recognized gains on these sales of $11.1 million. During 2003, MCWR sold two shopping centers to third parties for $20.1 million.

Recognition of gain from sales to joint ventures is recorded on only that portion of the sales not attributable to our ownership interest. The gains and operations are not recorded as discontinued operations because of our continuing involvement in these shopping centers. Columbia and MCWR intend to continue to acquire retail shopping centers, some of which they may acquire directly from us. For those properties acquired from third parties, we are required to contribute our pro-rata share of the purchase price to the partnership.

Debt and Equity

Outstanding debt at December 31, 2003 and 2002 consists of the following (in thousands):

	2003	2002
Notes Payable:		
Fixed-rate mortgage loans	$ 217,001	229,551
Variable-rate mortgage loans	41,629	24,998
Fixed-rate unsecured loans	999,147	998,975
Total notes payable	1,257,777	1,253,524
Unsecured line of credit	195,000	80,000
Total	$1,452,777	1,333,524

Mortgage loans are secured and may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of interest and principal, and mature over various terms through 2023. Variable interest rates on mortgage loans are currently based on LIBOR, plus a spread in a range of 125 to 150 basis points. Fixed interest rates on mortgage loans range from 5.65% to 9.5%.

We have an unsecured line of credit (the "Line") with a commitment from our banks of $600 million and a current balance of $195 million. Interest rates paid on the Line, which are based on LIBOR plus .85%, were 1.975% and 2.288%, on December 31, 2003 and 2002, respectively. The spread that we pay on the Line is dependent upon maintaining specific investment-grade ratings. We are also required to comply, and are in compliance, with certain financial and other covenants customary with this type of unsecured financing. The Line is used primarily to finance the development of real estate, but is also available for general working capital purposes. The Line matures on April 30, 2004, but contains a one-year extension option. We have executed a commitment with the lead bank under the Line and expect to renew it for a term of three years from the original maturity date.

As of December 31, 2003, scheduled principal repayments on notes payable and the Line were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term-Loan Maturities	Total Payments
2004 (includes the Line balance)	$ 5,344	419,340	424,684
2005	3,954	172,915	176,869
2006	3,476	20,783	24,259
2007	2,891	25,690	28,581
2008	2,697	19,618	22,315
Beyond five years	21,119	749,561	770,680
Unamortized debt premiums	—	5,389	5,389
Total	$39,481	1,413,296	1,452,777

Our investments in real estate partnerships had unconsolidated notes and mortgage loans payable of $322.2 million at December 31, 2003, and the Company's proportionate share of these loans was $74.4 million. We do not guarantee any debt of these partnerships beyond our ownership percentage.

We are exposed to capital market risk such as changes in interest rates. In order to manage the volatility related to interest-rate risk, we originate new debt with fixed interest rates, or we consider entering into interest-rate hedging arrangements. At December 31, 2003, 84% of our total debt had fixed interest rates, compared with 92% in 2002. We intend to limit the percentage of variable interest-rate debt to be no more than 30% of total debt, which we believe to be an acceptable risk. Based upon the variable interest-rate debt outstanding at December 31, 2003, if variable interest rates were to increase by 1%, our annual interest expense would increase by $2.4 million. We do not utilize derivative financial instruments for trading or speculative purposes. We account for derivative instruments under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended ("Statement 133").

We have $200 million of 7.4% unsecured debt maturing April 1, 2004. We currently expect to refinance at least $150 million with comparable securities at the maturity date with terms up to 10 years, but at a lower fixed interest rate, and repay any remaining amounts from the Line. In July and September 2003, we entered into two forward-starting interest-rate swaps of $96.5 million and $47.7 million, respectively. We designated the aggregate $144.2 million swaps as a hedge to fix the rate on our financing, which we expect to complete on April 1, 2004. The fair value of the swaps was an asset of $174,747 as of December 31, 2003, and is recorded in other assets in our accompanying consolidated balance sheet. The swaps qualify for hedge accounting under Statement 133; therefore, we record changes in fair value through other comprehensive income. No hedge ineffectiveness has been incurred or recognized to date on these swaps. Amounts that we have reported in accumulated other comprehensive income related to these swaps will be reclassified to interest expense as interest payments are made on the related debt.

On August 18, 2003, we issued 3,600,000 shares of common stock at $35.96 per share in a public offering. The proceeds of $129.5 million net of offering costs were used to redeem $80 million, or 100%, of the Series A Preferred Units and to reduce the outstanding balance of the Line. At the time of the redemption, $1.2 million of previously deferred costs related to the original preferred units' issuance were expensed in the consolidated statement of operations as a component of minority interest preferred units.

On June 24, 2003, we purchased 4,606,880 shares of common stock for $150 million from Security Capital pursuant to a Purchase and Sale Agreement dated June 11, 2003. The purchase was funded from the Line.

On April 3, 2003, we received proceeds from a $75 million offering of 3,000,000 depositary shares representing Series 3 Cumulative Redeemable Preferred Stock. The depositary shares are not convertible into common stock of the Company and are redeemable at par upon Regency's election on or after April 3, 2008, pay a 7.45% annual dividend and have a liquidation value of $25 per depositary share.

In March 2003, we redeemed $35 million of Series C 9% Preferred Units and $40 million of Series E 8.75% Preferred Units in a negotiated transaction. The redemptions were portions of each series, and we paid a 1% premium on the face value of the redeemed units totaling $750,000. At the time of redemption, the premium and $1.9 million of previously deferred costs related to the original preferred units' issuance were expensed in the consolidated statement of operations as a component of minority interest of preferred units. The redemption was funded from proceeds from the Line.

We have issued Preferred Units in various amounts since 1998, the net proceeds of which we used to reduce the balance of the Line. We sold the issues primarily to institutional investors in private placements. The Preferred Units, which may be called by us after certain dates ranging from 2004 to 2005, have no stated maturity or mandatory redemption, and they pay a cumulative, quarterly dividend at fixed rates ranging from 8.75% to 9.125%. At any time after 10 years from the date of issuance, the Preferred Units may be exchanged by the holders for Cumulative Redeemable Preferred Stock at an exchange rate of one share for one unit. The Preferred Units and the related Preferred Stock are not convertible into Regency common stock. At December 31, 2003 and 2002 the face value of total Preferred Units issued was $229 million and $384 million, respectively, with an average fixed distribution rate of 8.88% and 8.72%, respectively. Included in Preferred Units are original issuance costs of $5.5 million that will be expensed as the underlying Preferred Units are redeemed in the future.

In summary, net cash used in financing activities related to the debt and equity activity discussed above was $158.2 million, $255.0 million and $94.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Knowledge about our accounting policies is necessary for a complete understanding of our financial results, and discussions and analysis of these results. The preparation of our financial statements requires that we make certain estimates that impact the balance of assets and liabilities at a financial statement date and the reported amount of income and expenses during a financial reporting period. These accounting estimates are based upon our judgments and are considered to be critical because of their significance to the financial statements and the possibility that future events may differ from those judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness. However, the amounts we may ultimately realize could differ from such estimates.

Capitalization of Costs—We have an investment services group with an established infrastructure that supports the due diligence, land acquisition, construction, leasing and accounting of our development properties. All direct costs related to these activities are capitalized. Included in these costs are interest and real estate taxes incurred during construction, as well as estimates for the portion of internal costs that are incremental and deemed directly or indirectly related to our development activity. If future accounting standards limit the amount of internal costs that may be capitalized, or if our development activity were to decline significantly without a proportionate decrease in internal costs, we could incur a significant increase in our operating expenses.

Valuation of Real Estate Investments—Our long-lived assets, primarily real estate held for investment, are carried at cost unless circumstances indicate that the carrying value of the assets may not be recoverable. We review long-lived assets for impairment whenever events or changes in circumstances indicate such an evaluation is warranted. The review involves a number of assumptions and estimates used to determine whether impairment exists. Depending on the asset, we use varying methods such as (i) estimating future cash flows, (ii) determining resale values by market, or (iii) applying a capitalization rate to net operating income using prevailing rates in a given market. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of those markets in which we operate, tenant credit quality and demand for new retail stores. If we determine that impairment exists due to our inability to recover an asset's carrying value, a provision for loss is recorded to the extent that the carrying value exceeds estimated fair value.

Discontinued Operations—The application of current accounting principles that govern the classification of any of our properties as held for sale on the balance sheet, or the presentation of results of operations and gains on the sale of these properties as discontinued, requires management to make certain significant judgments. In evaluating whether a property meets the criteria set forth by Financial Accounting Standards Board ("FASB") Statement No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" ("Statement 144"), the Company makes a determination as to the point in time that it can be reasonably certain that a sale will be consummated. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow potential buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, if at all. Due to these uncertainties, it is not likely that the Company can meet the criteria of Statement 144 prior to the sale formally closing. Therefore, any properties categorized as held for sale represent only those properties that management has determined are probable to close within the requirements set forth in Statement 144. The Company also makes judgments regarding the extent of involvement it will have with a property subsequent to its sale, in order to determine if the results of operations and gain/loss on sale should be reflected as discontinued. Consistent with Statement 144, any property sold to an entity in which the Company has significant continuing involvement (most often joint ventures) are not considered to be discontinued. In addition, any property which the Company sells to an unrelated third party, but retains a property or asset management function, is also not considered discontinued. Thus, only properties sold, or to be sold, to unrelated third parties for which the Company, in its judgment, has no continuing involvement are classified as discontinued.

Income Tax Status—The prevailing assumption underlying the operation of our business is that we will continue to operate so as to qualify as a REIT, defined under the Internal Revenue Code. We are required to meet certain income and asset tests on a periodic basis to ensure that we continue to qualify as a REIT. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions to stockholders. We evaluate the transactions that we enter into and determine their impact on our REIT status. Determining our taxable income, calculating distributions, and evaluating transactions requires us to make certain judgments and estimates as to the positions we take in our interpretation of the Internal Revenue Code. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, our positions are subject to change at a later date upon final determination by the taxing authorities.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued Interpretation No. 46 ("FIN 46") (revised December 2003 ("FIN 46R")), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, which was issued in January 2003. FIN 46R is applicable immediately to a variable interest entity created after January 31, 2003 and as of the first interim period ending after March 15, 2004 to those variable interest entities created before February 1, 2003 and not already consolidated under FIN 46 in previously issued financial statements. We did not create any variable interest entities after January 31, 2003. We have analyzed the applicability of this interpretation to our structures created before February 1, 2003 and we do not believe its adoption will have a material effect on our results of operations.

In May 2003, the FASB issued Statement of Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("Statement 150"). Statement 150 affects the accounting for certain financial instruments, including requiring companies having consolidated entities with specified termination dates to treat minority owners' interests in such entities as liabilities in an amount based on the fair value of the entities. Although Statement 150 was originally effective July 1, 2003, the FASB has indefinitely deferred certain provisions related to classification and measurement requirements for mandatorily redeemable financial instruments that become subject to Statement 150 solely as a result of consolidation including minority interests of entities with specified termination dates. As a result, Statement 150 has no impact on the Company's consolidated statements of operations for the year ended December 31, 2003.

At December 31, 2003, we held a majority interest in five consolidated entities with specified termination dates ranging from 2012 to 2049. The minority owners' interests in these entities are to be settled upon termination by distribution of either cash or specific assets of the underlying entities. The estimated fair value of minority interests in these entities was $8.5 million as compared to the carrying value of $4.7 million. We have no other financial instruments that currently are affected by Statement 150.

RESULTS FROM OPERATIONS

Comparison of 2003 to 2002

At December 31, 2003, we were operating or developing 265 shopping centers. We identify our shopping centers as either development properties or stabilized properties. Development properties are defined as properties that are in the construction and initial lease-up process and are not yet fully leased (fully leased generally means greater than 93% leased) or occupied. Stabilized properties are those properties that are generally greater than 93% leased and, if they were developed, are more than three years beyond their original development start date. At December 31, 2003, we had 229 stabilized shopping centers that were 95.4% leased.

Our revenues increased by $24.0 million, or 7%, to $377.6 million in 2003. This increase was related to changes in occupancy from 91.5% to 92.2% for the combined portfolio of stabilized and development properties, growth in re-leasing rental rates, and revenues from new developments commencing operations in 2003, net of a reduction in revenues from properties sold. In 2003, our rental rates grew by 9.5% from renewal leases and new leases replacing previously occupied spaces in the stabilized properties. In addition to collecting minimum rent from our tenants for the GLA that they lease from us, we also collect contingent rent based upon tenant sales, which we refer to as percentage rent. Tenants are also responsible for reimbursing us for their pro-rata share of the expenses associated with operating our shopping centers. In 2003, our minimum rent increased by $12.7 million, or 5%, and our recoveries from tenants increased $4.6 million, or 6%. Percentage rent was $4.5 million in 2003 compared with $5.2 million in 2002, the reduction primarily related to renewing anchor tenant leases with minimum rent increases which had a corresponding reduction to percentage rent.

Our operating expenses increased by $20.9 million, or 12%, to $196.9 million in 2003. Our combined operating, maintenance, and real estate taxes increased by $5.7 million, or 7%, during 2003 to $93.0 million. This increase was primarily due to new developments that incurred operating expenses for only a portion of the previous year and general increases in operating expenses on the stabilized properties. Our general and administrative expenses were $24.2 million during 2003, compared with $22.8 million in 2002, or 6% higher, a result of general salary and benefit increases. Our depreciation and amortization expense increased $6.9 million during the current year related to new development properties placed in service during 2003.

Our net interest expense decreased to $84.0 million in 2003 from $84.2 million in 2002. Average interest rates on our outstanding debt declined to 6.64% at December 31, 2003 compared with 6.93% at December 31, 2002, primarily due to reductions in the LIBOR rate. Our average fixed interest rates were 7.54% at December 31, 2003, compared with 7.51% at December 31, 2002. Our weighted average outstanding debt during 2003 was $1.436 billion compared with $1.392 billion in 2002.

We account for profit recognition on sales of real estate in accordance with FASB Statement No. 66, "Accounting for Sales of Real Estate." Profits from sales of real estate will not be recognized by us unless a sale has been consummated;

the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; we have transferred to the buyer the usual risks and rewards of ownership; and we do not have substantial continuing involvement with the property. Gains from the sale of operating and development properties were $48.7 million in 2003 related to the sale of 16 properties for $299.9 million. During 2002, we recorded gains of $20.9 million related to the sale of 12 properties for $164.8 million. These gains are included in continuing operations rather than discontinued operations because they were either development properties that had no operating income, or they were sold to joint ventures where we have a continuing minority investment.

We review our real estate portfolio for impairment whenever events or changes in circumstances indicate that we may not be able to recover the carrying amount of an asset. We determine whether impairment has occurred by comparing the property's carrying value to an estimate of fair value based upon methods described in our Critical Accounting Policies. In the event a property is impaired, we write down the asset to fair value for "held-and-used" assets and to fair value less costs to sell for "held-for-sale" assets. During the years ended December 31, 2003 and 2002, we recorded provisions for losses of approximately $2.0 million and $4.4 million, respectively, of which $719,345 and $3.3 million, respectively, were reclassed to operating income from discontinued operations after the related properties were sold.

Our income from discontinued operations was $19.6 million in 2003 related to 14 centers sold to third parties for $103.7 million, which produced gains on sale of $16.0 million. In compliance with the adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144") in January 2002, if we sell an asset in the current year, we are required to reclassify its operating income into discontinued operations for all prior periods. This practice results in a reclassification of amounts previously reported as continuing operations into discontinued operations. Reclassified operating income from discontinued operations was $14.8 million in 2002, compared with $10.0 million previously reported for 2002, a result of reclassifying the historical operations of the properties sold in 2003. During 2002, we sold 41 properties for $339.1 million to third parties, which resulted in a gain of $16.1 million. Our operating income and gains on sales from discontinued operations are shown net of minority interest of exchangeable partnership units totaling $461,568 and $782,799 for the years ended December 31, 2003 and 2002, respectively.

Net income for common stockholders was $126.6 million in 2003, compared with $107.7 million in 2002, or an 18% increase for the reasons previously discussed. Diluted earnings per share were $2.12 in 2003, compared with $1.84 in 2002, or 15% higher, related to the increase in net income offset by an increase in weighted average common shares of 803,719 shares.

Comparison of 2002 to 2001

At December 31, 2002, we were operating or developing 262 shopping centers, and we had 228 stabilized shopping centers that were 94.8% leased. Our revenues increased $34.9 million, or 11%, to $353.7 million in 2002. This increase was due primarily to growth in re-leasing rental rates and revenue from new developments commencing operations in 2002, net of a reduction in revenues from properties sold. In 2002, our rental rates grew by 10.8%. Our minimum rent increased by $23.5 million, or 10%, and our recoveries from tenants increased by $8.3 million, or 12%. Our percentage rent was $5.2 million in 2002 compared with $5.6 million in 2001; the reduction primarily related to renewing anchor tenant leases with minimum rent increases which had a corresponding reduction to percentage rent, and in certain cases reduced tenant sales.

Our operating expenses increased by $11.8 million, or 7%, to $176.1 million in 2002. Our combined operating, maintenance, and real estate taxes increased by $8.4 million, or 11%, during 2002 to $87.3 million. The increase was primarily due to new developments that incurred expenses for only a portion of the previous year and general increases in operating expenses on our stabilized properties. Our general and administrative expenses were $22.8 million during 2002, compared with $19.8 million in 2001, or 15% higher, as a result of opening several branch offices in new markets and general salary and benefit increases. Our depreciation and amortization expense increased by $7.4 million during 2002 related to new development properties placed in service during 2002 and initial depreciation of operating properties previously classified as "held for sale" that no longer meet the criteria under Statement 144.

Gains from the sale of our operating and development properties were $20.9 million in 2002 related to the sale of 12 properties for $164.8 million. During 2001, we recorded gains of $28.8 million related to the sale of 13 properties for

$123.0 million. These gains are included in continuing operations rather than discontinued operations because they were either development properties that had no operating income, or they were sold to joint ventures where we have a continuing minority investment.

Our net interest expense increased to $84.2 million in 2002 from $67.6 million in 2001, or 25%. This increase was primarily due to higher average outstanding debt balances and lower interest capitalization on new developments. Average interest rates on our outstanding debt declined to 6.93% at December 31, 2002, from 7.27% at December 31, 2001.

Our income from discontinued operations was $30.9 million in 2002 compared with $22.7 million in 2001. Income from discontinued operations includes gains from the sale of properties of $16.1 million in 2002 as previously discussed. Statement 144 was implemented during 2002, and therefore, no gains or losses from the sales of assets in 2001 were reported under discontinued operations in 2001. Operating income and gains on sales included in discontinued operations are shown net of minority interest of exchangeable partnership units totaling $782,799 and $586,856 for the years ended December 31, 2002 and 2001, respectively.

Net income for common stockholders was $107.7 million in 2002, compared with $97.7 million in 2001, or a 10% increase for the reasons previously discussed. Diluted earnings per share were $1.84 in 2002, compared with $1.69 in 2001, or 9% higher, as a result of the increase in net income offset by an increase in weighted average common shares of 1,159,955 shares.

ENVIRONMENTAL MATTERS

We are subject to numerous environmental laws and regulations and we are primarily concerned with dry cleaning plants that currently operate or have operated at our shopping centers in the past. We believe that the tenants who currently operate plants do so in accordance with current laws and regulations. Generally, we use all legal means to cause tenants to remove dry cleaning plants from our shopping centers or convert them to environmentally approved systems. Where available, we have applied and been accepted into state-sponsored environmental programs. We have a blanket environmental insurance policy that covers us against third-party liabilities and remediation costs on shopping centers that currently have no known environmental contamination. We have also placed environmental insurance, where possible, on specific properties with known contamination, in order to mitigate our environmental risk. We believe that the ultimate disposition of currently known environmental matters will not have a material effect on Regency's financial position, liquidity, or operations; however, we can give no assurance that existing environmental studies with respect to our shopping centers have revealed all potential environmental liabilities; that any previous owner, occupant or tenant did not create any material environmental condition not known to us; that the current environmental condition of the shopping centers will not be affected by tenants and occupants, by the condition of nearby properties, or by unrelated third parties; or that changes in applicable environmental laws and regulations or their interpretation will not result in additional environmental liability to us.

INFLATION

Inflation has remained relatively low and has had a minimal impact on the operating performance of our shopping centers; however, substantially all of our long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling us to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise; and/or escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indices. In addition, many of our leases are for terms of less than 10 years, which permits us to seek increased rents upon re-rental at market rates. Most of our leases require tenants to pay their share of operating expenses, including common area maintenance, real estate taxes, and insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to interest-rate changes primarily related to the variable interest rate on the line of credit and the refinancing of long-term debt which currently contain fixed interest rates. Our interest-rate risk management objective is to limit the impact of interest-rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we borrow primarily at fixed interest rates and may enter into derivative financial instruments such as interest-rate swaps, caps and treasury locks in order to mitigate our interest-rate risk on a related financial instrument. We have no plans to enter into derivative or interest-rate transactions for speculative purposes.

Our interest-rate risk is monitored using a variety of techniques. The table below presents the principal cash flows (in thousands), weighted average interest rates of remaining debt, and the fair value of total debt (in thousands), by year of expected maturity to evaluate the expected cash flows and sensitivity to interest-rate changes.

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed rate debt	$213,055	151,869	24,259	28,581	22,315	770,680	1,210,759	1,280,502
Average interest rate for all debt	7.60%	7.60%	7.60%	7.59%	7.61%	7.61%	—	—
Variable rate LIBOR debt	$211,629	25,000	—	—	—	—	236,629	236,629
Average interest rate for all debt	2.49%	2.49%	—	—	—	—	—	—

As the table incorporates only those exposures that exist as of December 31, 2003, it does not consider those exposures or positions, which could arise after that date. Moreover, because firm commitments are not presented in the table above, the information presented above has limited predictive value. As a result, our ultimate realized gain or loss with respect to interest-rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at that time, and actual interest rates.

Independent Auditors' Report

The Shareholders and Board of Directors
Regency Centers Corporation:

We have audited the accompanying consolidated balance sheets of Regency Centers Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regency Centers Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Jacksonville, Florida
March 8, 2004

Consolidated Balance Sheets

	2003	2002
ASSETS		
Real estate investments at cost (notes 3 and 10):		
Land	$ 738,101,034	715,255,513
Buildings and improvements	1,914,074,648	1,971,588,807
	2,652,175,682	2,686,844,320
Less: accumulated depreciation	285,664,875	244,595,928
	2,366,510,807	2,442,248,392
Properties in development	369,474,460	276,085,435
Operating properties held for sale	4,200,008	5,658,905
Investments in real estate partnerships (note 3)	140,496,074	125,482,151
Net real estate investments	2,880,681,349	2,849,474,883
Cash and cash equivalents	29,868,622	56,447,329
Notes receivable	70,781,914	56,630,876
Tenant receivables, net of allowance for uncollectible accounts of $3,353,154 and $4,258,891 at December 31, 2003 and 2002, respectively	54,573,165	47,983,160
Deferred costs, less accumulated amortization of $29,493,009 and $22,176,462 at December 31, 2003 and 2002, respectively	35,803,525	36,644,959
Acquired lease intangible assets, net (note 4)	10,205,493	2,634,511
Other assets	16,314,645	19,112,148
	$3,098,228,713	3,068,927,866
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes payable (note 5)	$1,257,776,805	1,253,524,045
Unsecured line of credit (note 5)	195,000,000	80,000,000
Accounts payable and other liabilities	94,279,961	76,908,233
Acquired lease intangible liabilities, net (note 4)	6,115,066	7,069,030
Tenants' security and escrow deposits	9,358,023	8,847,603
Total liabilities	1,562,529,855	1,426,348,911
Preferred units (note 7)	223,525,891	375,403,652
Exchangeable operating partnership units	26,544,594	30,629,974
Limited partners' interest in consolidated partnerships	4,650,626	14,825,256
Total minority interest	254,721,111	420,858,882
Stockholders' equity (notes 6, 7, 8 and 9):		
Series 3 cumulative redeemable preferred stock, $.01 par value per share, 300,000 shares authorized, issued and outstanding at December 31, 2003; liquidation preference $250 per share	75,000,000	—
Series 2 cumulative convertible preferred stock and paid-in capital, $.01 par value per share, 1,502,532 shares authorized; 450,400 shares issued and outstanding at December 31, 2002	—	10,505,591
Common stock $.01 par value per share, 150,000,000 shares authorized; 64,956,077 and 63,480,417 shares issued at December 31, 2003 and 2002, respectively	649,561	634,804
Treasury stock at cost, 5,048,120 and 3,923,381 shares held at December 31, 2003 and 2002, respectively	(111,413,416)	(77,698,485)
Additional paid-in capital	1,394,360,612	1,367,808,138
Accumulated other comprehensive income	174,747	—
Distributions in excess of net income	(77,793,757)	(79,529,975)
Total stockholders' equity	1,280,977,747	1,221,720,073
Commitments and contingencies (notes 10 and 11)	$3,098,228,713	3,068,927,866

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	2003	2002	2001
REVENUES:			
Minimum rent (note 10)	$275,449,673	262,720,557	239,229,405
Percentage rent	4,536,446	5,173,575	5,610,973
Recoveries from tenants	79,939,958	75,385,175	67,083,565
Management fees and commissions	6,418,937	4,616,916	3,436,821
Equity in income of investments in real estate partnerships	11,276,409	5,764,909	3,439,397
Total revenues	377,621,423	353,661,132	318,800,161
OPERATING EXPENSES:			
Depreciation and amortization	74,741,180	67,845,443	60,471,535
Operating and maintenance	53,207,353	49,554,740	44,362,263
General and administrative	24,229,199	22,756,590	19,785,521
Real estate taxes	39,754,998	37,705,837	34,520,818
Other expenses	4,993,051	(1,801,588)	5,131,802
Total operating expenses	196,925,781	176,061,022	164,271,939
OTHER EXPENSE (INCOME):			
Interest expense, net of interest income of $2,355,940, $2,334,329 and $5,571,304 in 2003, 2002 and 2001, respectively	84,017,406	84,222,269	67,598,029
Gain on sale of operating properties and properties in development	(48,717,043)	(20,904,828)	(28,757,294)
Provision for loss on operating and development properties	1,249,175	1,070,000	1,595,136
Other income (note 5)	—	(2,383,524)	—
Total other expense	36,549,538	62,003,917	40,435,871
Income before minority interests	144,146,104	115,596,193	114,092,351
Minority interest of preferred units	(29,826,131)	(33,475,008)	(33,475,007)
Minority interest of exchangeable operating partnership units	(2,582,444)	(2,013,844)	(1,970,147)
Minority interest of limited partners	(501,260)	(492,137)	(721,090)
Income from continuing operations	111,236,269	79,615,204	77,926,107
Discontinued operations, net:			
Operating income from discontinued operations	3,564,142	14,818,224	22,738,100
Gain on sale of operating properties and properties in development	15,989,084	16,091,240	—
Income from discontinued operations	19,553,226	30,909,464	22,738,100
Net income	130,789,495	110,524,668	100,664,207
Preferred stock dividends	(4,175,130)	(2,858,204)	(2,965,099)
Net income for common stockholders	$126,614,365	107,666,464	97,699,108
Income per common share—basic (note 8):			
Continuing operations	$ 1.80	1.32	1.30
Discontinued operations	$ 0.33	0.53	0.40
Net income for common stockholders per share	$ 2.13	1.85	1.70
Income per common share—diluted (note 8):			
Continuing operations	$ 1.79	1.32	1.30
Discontinued operations	$ 0.33	0.52	0.39
Net income for common stockholders per share	$ 2.12	1.84	1.69

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Series 2 and 3 Preferred Stock	Common Stock	Treasury Stock
Balance at December 31, 2000	$ 34,696,112	602,349	(66,957,282)
Common stock issued as compensation or purchased by directors or officers	—	6,493	(51,027)
Common stock redeemed under stock loans	—	(102)	(182,741)
Common stock issued for partnership units exchanged	—	1,216	—
Common stock issued to acquire real estate	—	16	—
Reallocation of minority interest	—	—	—
Repurchase of common stock	—	(17)	(155,364)
Cash dividends declared:			
Common stock ($2.00 per share) and preferred stock	—	—	—
Net income	—	—	—
Balance at December 31, 2001	$ 34,696,112	609,955	(67,346,414)
Common stock issued as compensation or purchased by directors or officers	—	16,451	(42,769)
Common stock redeemed under stock loans	—	(2,455)	(7,584,302)
Common stock issued for partnership units exchanged	—	482	—
Common stock issued for preferred stock exchanged	(24,190,521)	10,371	—
Reallocation of minority interest	—	—	—
Repurchase of common stock	—	—	(2,725,000)
Cash dividends declared:			
Common stock ($2.04 per share) and preferred stock	—	—	—
Net income	—	—	—
Balance at December 31, 2002	$ 10,505,591	634,804	(77,698,485)
Comprehensive Income (note 6):			
Net income	—	—	—
Change in fair value of derivative instruments	—	—	—
Total comprehensive income	—	—	—
Common stock issued as compensation or purchased by directors or officers	—	5,119	—
Common stock issued for exercise of stock options	—	3,774	—
Common stock surrendered for payment of taxes and forfeitures	—	—	(429,047)
Treasury stock issued for common stock offering	—	—	117,216,000
Common stock issued for partnership units exchanged	—	1,360	—
Common stock issued for Series 2 preferred stock exchanged (note 7)	(10,505,591)	4,504	—
Series 3 preferred stock issued (note 7)	75,000,000	—	—
Reallocation of minority interest	—	—	—
Repurchase of common stock (note 7)	—	—	(150,501,884)
Cash dividends declared:			
Common stock ($2.08 per share)	—	—	—
Preferred stock ($1.40 per share)	—	—	—
Balance at December 31, 2003	**$ 75,000,000**	**649,561**	**(111,413,416)**

See accompanying notes to consolidated financial statements.

Additional Paid-In Capital	Accumulated Other Comprehensive Income	Distributions in Excess of Net Income	Stock Loans	Total Stockholders' Equity
1,317,668,173	—	(51,064,870)	(9,529,516)	1,225,414,966
7,556,021	—	—	—	7,511,487
(278,563)	—	—	1,267,561	806,155
3,219,237	—	—	—	3,220,453
43,180	—	—	—	43,196
(628,614)	—	—	—	(628,614)
—	—	—	—	(155,381)
—	—	(117,825,613)	—	(117,825,613)
—	—	100,664,207	—	100,664,207
1,327,579,434	—	(68,226,276)	(8,261,955)	1,219,050,856
15,433,584	—	—	—	15,407,266
(418,935)	—	—	8,261,955	256,263
1,287,125	—	—	—	1,287,607
24,180,150	—	—	—	—
(253,220)	—	—	—	(253,220)
—	—	—	—	(2,725,000)
—	—	(121,828,367)	—	(121,828,367)
—	—	110,524,668	—	110,524,668
1,367,808,138	—	(79,529,975)	—	1,221,720,073
—		130,789,495	—	130,789,495
—	174,747	—	—	174,747
—	—	—	—	130,964,242
11,041,936	—	—	—	11,047,055
3,929,773	—	—	—	3,933,547
(4,928,192)	—	—	—	(5,357,239)
6,278,618	—	—	—	123,494,618
3,615,340	—	—	—	3,616,700
10,501,087	—	—	—	—
(2,705,033)	—	—	—	72,294,967
(1,181,055)	—	—	—	(1,181,055)
—	—	—	—	(150,501,884)
—	—	(124,878,147)	—	(124,878,147)
—	—	(4,175,130)	—	(4,175,130)
1,394,360,612	**174,747**	**(77,793,757)**	**—**	**1,280,977,747**

Consolidated Statements of Cash Flows

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 130,789,495	110,524,668	100,664,207
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	75,022,774	74,416,757	67,505,587
Amortization of deferred costs and lease intangibles	1,099,418	1,635,944	1,136,734
Stock-based compensation	11,326,866	9,517,193	6,217,572
Minority interest of preferred units	29,826,131	33,475,008	33,475,007
Minority interest of exchangeable operating partnership units	3,044,012	2,796,643	2,557,003
Minority interest of limited partners	501,260	492,137	721,090
Equity in income of investments in real estate partnerships	(11,276,409)	(5,764,909)	(3,439,397)
Gain on sale of operating properties	(25,060,219)	(6,150,379)	(699,376)
Provision for loss on operating and development properties	1,968,520	4,369,480	1,595,136
Other income	—	(2,383,524)	—
Distributions from operations of investments in real estate partnerships	14,760,470	5,522,475	1,801,340
Changes in assets and liabilities:			
Tenant receivables	(6,590,005)	(863,731)	(9,304,128)
Deferred leasing costs	(11,021,273)	(12,917,755)	(11,691,159)
Other assets	1,244,179	(10,885,722)	(4,213,411)
Accounts payable and other liabilities	11,734,677	(15,795,052)	303,740
Tenants' security and escrow deposits	510,420	698,881	(771,305)
Net cash provided by operating activities	227,880,316	188,688,114	185,858,640
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition and development of real estate	(456,516,480)	(335,999,241)	(348,539,784)
Proceeds from sale of real estate investments	237,033,325	427,807,492	144,984,022
Repayment of notes receivable, net	117,642,782	37,363,312	67,582,696
Investments in real estate partnerships	(14,881,018)	(46,018,670)	(43,146,334)
Distributions received from investments in real estate partnerships	20,482,953	11,784,071	15,010,552
Net cash (used in) provided by investing activities	(96,238,438)	94,936,964	(164,108,848)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from common stock issuance	127,428,166	9,932,137	65,264
Repurchase of common stock	(150,501,884)	(2,725,000)	(155,381)
Redemption of preferred partnership units	(155,750,000)	—	—
Redemption of exchangeable operating partnership units	(1,793,502)	(83,232)	(110,487)
Net distributions to limited partners in consolidated partnerships	(10,675,890)	(384,000)	(5,248,010)
Distributions to exchangeable operating partnership unit holders	(2,900,245)	(3,157,241)	(3,144,987)
Distributions to preferred unit holders	(25,953,892)	(33,475,008)	(33,475,007)
Dividends paid to common stockholders	(124,878,147)	(118,970,163)	(114,860,514)
Dividends paid to preferred stockholders	(4,175,130)	(2,858,204)	(2,965,099)
Net proceeds from issuance of Series 3 preferred stock	72,294,967	—	—
Net proceeds from fixed rate unsecured notes	—	249,625,000	239,582,400
Additional costs from issuance of preferred units	—	—	(4,125)
Proceeds (repayment) of unsecured line of credit, net	115,000,000	(294,000,000)	(92,000,000)
Proceeds from notes payable	30,821,695	7,082,128	—
Repayment of notes payable, net	(13,485,327)	(58,306,361)	(67,273,620)
Scheduled principal payments	(13,453,217)	(5,629,822)	(6,146,318)
Deferred loan costs	(198,179)	(2,081,247)	(9,148,539)
Net cash used in financing activities	(158,220,585)	(255,031,013)	(94,884,423)
Net (decrease) increase in cash and cash equivalents	(26,578,707)	28,594,065	(73,134,631)
Cash and cash equivalents at beginning of the year	56,447,329	27,853,264	100,987,895
Cash and cash equivalents at end of the year	$ 29,868,622	56,447,329	27,853,264

Consolidated Statements of Cash Flows *(continued)*

	2003	2002	2001
Supplemental disclosure of cash flow information—cash paid for interest (net of capitalized interest of $13,105,955, $13,752,848 and $21,195,419 in 2003, 2002 and 2001, respectively)	$ 84,666,097	78,450,117	67,546,988
Supplemental disclosure of non-cash transactions:			
Mortgage loans assumed for the acquisition of real estate	$ 15,341,889	46,747,196	8,120,912
Notes receivable taken in connection with sales of operating properties and properties in development	$131,793,820	61,489,247	33,663,744
Real estate contributed as investments in real estate partnerships	$ 24,099,919	29,485,749	12,418,278
Mortgage debt assumed by purchaser on sale of real estate	$ 13,557,263	4,569,703	—
Common stock redeemed to pay off stock loans	$ —	6,089,273	—
Exchangeable operating partnership units and common stock issued for the acquisition of partners' interest in investments in real estate partnerships	$ —	—	9,754,225

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Regency Centers Corporation, its wholly-owned qualified REIT subsidiaries, and partnerships in which it has voting control (the "Company" or "Regency"). All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company owns approximately 98% of the outstanding common units ("Units") of Regency Centers, L.P. ("RCLP"). Regency invests in real estate through its partnership interest in RCLP. Generally all of the acquisition, development, operations and financing activities of Regency, including the issuance of Units and preferred units, are executed by RCLP. The equity interests of third parties held in RCLP and the majority owned or controlled partnerships are included in the consolidated financial statements as preferred or exchangeable operating partnership units and limited partners' interest in consolidated partnerships. The Company is a qualified real estate investment trust ("REIT"), which began operations in 1993.

(b) Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Accrued rents are included in tenant receivables.

Substantially all of the lease agreements contain provisions that grant additional rents based on tenants' sales volume (contingent or percentage rent) and reimbursement of the tenants' share of real estate taxes and certain common area maintenance ("CAM") costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes and CAM costs are recognized as the respective costs are incurred in accordance with their lease agreements.

The Company accounts for profit recognition on sales of real estate in accordance with Financial Accounting Standards Board ("FASB") Statement No. 66, "Accounting for Sales of Real Estate." In summary, profits from sales will not be recognized by the Company unless a sale has been consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing involvement with the property.

The Company has been engaged by joint ventures to provide asset and property management services for their shopping centers. The fees are market based and generally calculated as a percentage of revenues earned and the estimated values of the properties and recognized as services are provided.

(c) Real Estate Investments

Land, buildings and improvements are recorded at cost. All direct and indirect costs related to development activities are capitalized. Included in these costs are interest and real estate taxes incurred during construction as well as estimates for the portion of internal costs that are incremental, and deemed directly or indirectly related to development activity. Maintenance and repairs that do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements, term of lease for tenant improvements, and three to seven years for furniture and equipment.

The Company allocates the purchase price of acquired properties to land, buildings, and identifiable intangible assets based on their respective fair values. Management uses various methods to determine the fair value of acquired land and buildings, including replacement cost, discounted cash flow analysis, and comparable sales. Identifiable intangibles include amounts allocated to acquired leases for rental rates that are above or below market and the value of in-place leases. Intangibles related to in-place leases are amortized over the weighted average life of the leases. Intangibles related to below market rate leases are amortized to minimum rent over the remaining terms of the underlying leases.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"). In accordance with Statement 144, operating properties held for sale includes only those properties available for immediate sale in their present condition and for which management believes it is probable that a sale of the property will be completed within one year. Operating properties held for sale are carried at the lower of cost or fair value less costs to sell. Depreciation and amortization are suspended during the held for sale period.

The Company reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Regency determines whether impairment has occurred by comparing the property's carrying value to an estimate of the future undiscounted cash flows. In the event impairment exists, assets are adjusted to fair value, for held and used assets, and fair value less costs to sell, for held for sale assets. During 2003, 2002 and 2001, the Company recorded a provision for loss of $2.0 million, $4.4 million, and $1.6 million, respectively, to adjust operating properties to their estimated fair value. The fair values of the operating properties were determined by using prices for similar assets in their respective markets. The provision for loss on properties subsequently sold has been reclassified to discontinued operations.

The Company's properties generally have operations and cash flows that can be clearly distinguished from the rest of the Company. In accordance with Statement 144, the operations and gains on sales reported in discontinued operations include those operating properties and properties in development that have been sold and for which operations and cash flows can be clearly distinguished. The operations from these properties have been eliminated from ongoing operations and the Company will not have continuing involvement after disposition. Prior periods have been restated to reflect the operations of these properties as discontinued operations. The operations and gains on sales of operating properties sold to real estate partnerships in which the Company has some continuing involvement are included in income from continuing operations.

(d) Income Taxes

The Company believes it qualifies, and intends to continue to qualify, as a REIT under the Internal Revenue Code (the "Code"). As a REIT, the Company is allowed to reduce taxable income by all or a portion of its distributions to stockholders. As distributions have exceeded taxable income, no provision for federal income taxes has been made in the accompanying consolidated financial statements.

Earnings and profits, which determine the taxability of dividends to stockholders, differs from net income reported for financial reporting purposes primarily because of differences in depreciable lives and cost bases of the shopping centers, as well as other timing differences.

The net book basis of real estate assets exceeds the tax basis by approximately $113 million and $115 million at December 31, 2003 and 2002, respectively, primarily due to the difference between the cost basis of the assets acquired and their carryover basis recorded for tax purposes.

The following summarizes the tax status of dividends paid during the years ended December 31 (unaudited):

	2003	2002	2001
Dividend per share	**$2.08**	2.04	2.00
Ordinary income	**74.04%**	71.00%	83.00%
Capital gain	**.49%**	1.00%	3.00%
Return of capital	**12.84%**	22.00%	13.00%
Unrecaptured Section 1250 gain	**7.16%**	4.00%	1.00%
Qualified 5-year gain	—	2.00%	—
Post-May 5 gain	**5.47%**	—	—

The Company and Regency Realty Group, Inc., ("RRG"), a wholly-owned subsidiary of the Company, jointly elected for RRG to be treated as a Taxable REIT Subsidiary of the Company as defined in Section 856(l) of the Code. Such election is not expected to impact the tax treatment of either the Company or RRG.

RRG is subject to federal and state income taxes and files separate tax returns. RRG recognized a provision (benefit) for income taxes of $2.9 million, ($391,400), and $2 million in 2003, 2002 and 2001, respectively.

(e) Deferred Costs

Deferred costs include deferred leasing costs and deferred loan costs, net of amortization. Such costs are amortized over the periods through lease expiration or loan maturity. Deferred leasing costs consist of internal and external commissions associated with leasing the Company's shopping centers. Net deferred leasing costs were $28.0 million and $25.7 million at December 31, 2003 and 2002, respectively. Deferred loan costs consist of initial direct and incremental costs associated with financing activities. Net deferred loan costs were $7.8 million and $10.9 million at December 31, 2003 and 2002, respectively.

(f) Earnings per Share and Treasury Stock

Basic net income per share of common stock is computed based upon the weighted average number of common shares outstanding during the year. Diluted net income per share also includes common share equivalents for stock options, exchangeable operating partnership units, and preferred stock when dilutive. See note 8 for the calculation of earnings per share.

Repurchases of the Company's common stock (net of shares retired) are recorded at cost and are reflected as Treasury stock in the consolidated statements of stockholders' equity. Outstanding shares do not include treasury shares.

(g) Cash and Cash Equivalents

Any instruments which have an original maturity of 90 days or less when purchased are considered cash equivalents. Cash distributions of normal operating earnings from investments in real estate partnerships and cash received from the sales of development properties are included in cash flows from operations in the consolidated statements of cash flows.

(h) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("Statement 148"). Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement No. 123,

"Accounting for Stock-Based Compensation" ("Statement 123"), to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. As permitted under Statement 123 and Statement 148, the Company will continue to follow the accounting guidelines pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), for stock-based compensation and to furnish the pro forma disclosures as required under Statement 148. See note 9 for further discussion of stock options.

The Company has a Long-Term Omnibus Plan (the "Plan") pursuant to which the board of directors may grant stock options and other stock-based awards to officers, directors and other key employees. The Plan allows the Company to issue up to 5.0 million shares in the form of common stock or stock options, but limits the issuance of common stock excluding stock options to no more than 2.75 million shares. At December 31, 2003, there were approximately 4.61 million shares available for grant under the Plan either through options or restricted stock of which 2.36 million shares are limited to common stock awards other than stock options. The Plan also limits outstanding awards to no more than 12% of outstanding common stock. Stock options, granted under the Plan, are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options granted have ten year lives, contain vesting terms of one to five years from the date of grant and may have certain dividend equivalent rights. Restricted stock granted under the Plan, generally vests over a period of four years, although certain grants cliff vest after eight years, but contain a provision that allows for accelerated vesting over a shorter term if certain performance criteria are met. Compensation expense is measured at the grant date and recognized ratably over the vesting period. The Company considers the likelihood of meeting the performance criteria in determining the amount to expense on a periodic basis. In general, such criteria have been met, thus expense is recognized at a rate commensurate with the actual vesting period. Restricted stock grants also have certain dividend equivalent rights under the Plan, which are expensed in a manner similar to the underlying stock.

The following table represents restricted stock granted during the respective years:

	2003	2002	2001
Fair value of stock at date of grant	**$ 39.97**	31.27	26.40
4-year stock grants	**219,787**	232,758	222,508
8-year stock grants	**64,649**	103,592	106,452
Total stock grants	**284,436**	336,350	328,960

The 4-year stock grants vest at the rate of 25% per year and the 8-year stock grants cliff vest after eight years, but have the ability to accelerate vesting under the terms described above. Based upon restricted stock vesting in 2003, 2002 and 2001, the Company recorded compensation expense of $7.5 million, $5.6 million and $2.5 million, respectively, for restricted stock. During 2003, 2002 and 2001 the Company recorded compensation expense for dividend equivalents of $3.5 million, $3.2 million, and $3.1 million, respectively, for undistributed restricted stock and unexercised stock options.

In previous years, as part of the Plan, the Company structured stock purchase plans ("SPP loans") whereby executives could acquire common stock at fair market value by investing their own capital in combination with loans provided by Regency. These interest-bearing, full recourse loans were secured by stock, which was held as collateral by Regency. These loans provided for partial forgiveness of the unpaid principal balance over time based upon specified performance criteria and the passage of time. The Company ceased making these types of loans after 1998 and has not originated any new personal loans to employees since that date. Effective September 30, 2002, all participants agreed to repay the entire balance of their loans outstanding with a portion of the common shares held as collateral, valued at fair market value as of September 30, 2002. The Company, in return, granted the participants 45,195 shares of restricted stock with a fair value of $31.00 and stock options to provide them with the same level of compensation benefits that they would have received under existing agreements for specified forgiveness amounts. These grants were made in accordance with the existing Plan. During 2002, $240,491 of unpaid principal was repaid in cash, $6 million was repaid through the surrendering of shares held as collateral, and $575,741 was forgiven and recorded as compensation expense.

The following table represents the assumptions used for the Black-Scholes option-pricing model for options granted in the respective year:

	2003	2002	2001
Per share weighted average fair value of stock options	**$2.23**	1.94	2.32
Expected dividend yield	**5.5%**	6.8%	7.3%
Risk-free interest rate	**2.2%**	2.0%	5.2%
Expected volatility	**16.0%**	19.1%	20.0%
Expected life in years	**2.4**	2.5	6.0

The Company applies Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income for common stockholders would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

	2003	2002	2001
Net income for common stockholders as reported:	$126,614	107,666	97,699
Add: stock-based employee compensation expense included in reported net income	11,327	9,517	6,218
Deduct: total stock-based employee compensation expense determined under fair value based methods for all awards	15,455	13,470	7,141
Pro forma net income	$122,486	103,713	96,776
Earnings per share:			
Basic—as reported	$ 2.13	1.85	1.70
Basic—pro forma	$ 2.06	1.78	1.68
Diluted—as reported	$ 2.12	1.84	1.69
Diluted—pro forma	$ 2.05	1.77	1.68

(j) Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46 ("FIN 46") (revised December 2003 ("FIN 46R")), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, which was issued in January 2003. FIN 46R is applicable immediately to a variable interest entity created after January 31, 2003 and as of the first interim period ending after March 15, 2004 to those variable interest entities created before February 1, 2003 and not already consolidated under FIN 46 in previously issued financial statements. The Company did not create any variable interest entities after January 31, 2003. The Company has analyzed the applicability of this interpretation to its structures created before February 1, 2003 and does not believe its adoption will have a material effect on the results of operations.

(k) Segment Reporting

The Company's business is investing in retail shopping centers through direct ownership or through joint ventures. The Company actively manages its portfolio of retail shopping centers and may from time to time make decisions to sell lower performing properties, or developments not meeting its long-term investment objectives. The proceeds of sales are invested into higher quality retail shopping centers through acquisitions or new developments, which management believes will meet its planned rate of return. It is management's intent that all retail shopping centers will be owned or developed for investment purposes. The Company's revenue and net income are generated from the operation of its investment portfolio. The Company will also earn incidental fees from third parties for services provided to manage and lease retail shopping centers owned through joint ventures.

The Company's portfolio is located throughout the United States; however, management does not distinguish or group its operations on a geographical basis for purposes of allocating resources or measuring performance. The Company reviews operating and financial data for each property on an individual basis, therefore, the Company defines an operating segment as its individual properties. No individual property constitutes more than 10% of the Company's combined revenue, net income or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to both the nature of the centers, tenants and operational processes, as well as long-term average financial performance. In addition, no single tenant accounts for 10% or more of revenue and none of the shopping centers are located outside the United States.

(l) Derivative Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended ("Statement 133"), on January 1, 2001. Statement 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company uses derivative financial instruments such as interest rate swaps to mitigate its interest rate risk on a related financial instrument. Statement 133 requires that changes in fair value of derivatives that qualify as cash flow hedges be recognized in other comprehensive income (loss) while the ineffective portion of the derivative's change in fair value be recognized immediately in earnings.

To determine the fair value of derivative instruments, the Company uses standard market conventions and techniques such as discounted cash flow analysis, option pricing models and termination costs at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

(m) Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued Statement of Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("Statement 150"). Statement 150 affects the accounting for certain financial instruments, including requiring companies having consolidated entities with specified termination dates to treat minority owners' interests in such entities as liabilities in an amount based on the fair value of the entities. Although Statement 150 was originally effective July 1, 2003, the FASB has indefinitely deferred certain provisions related to classification and measurement requirements for mandatorily redeemable financial instruments that become subject to Statement 150 solely as a result of consolidation including minority interests of entities with specified termination dates. As a result, Statement 150 has no impact on the Company's consolidated statements of operations for the year ended December 31, 2003.

At December 31, 2003, the Company held a majority interest in five consolidated entities with specified termination dates ranging from 2012 to 2049. The minority owners' interests in these entities are to be settled upon termination by distribution of either cash or specific assets of the underlying entities. The estimated fair value of minority interests in entities with specified termination dates was approximately $8.5 million at December 31, 2003 as compared to the carrying value of $4.7 million. The Company has no other financial instruments that currently are affected by Statement 150.

(n) Reclassifications

Certain reclassifications have been made to the 2002 and 2001 amounts to conform to classifications adopted in 2003.

2. DISCONTINUED OPERATIONS

During 2003, the Company sold 100% of its interest in 14 operating properties for proceeds of $103.7 million and the combined operating income and gain of $19.6 million on these sales are included in discontinued operations. The revenues from properties included in discontinued operations, including properties sold in 2003 and 2002, as well as operating properties held for sale, were $8.7 million, $34.8 million and $41.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. The operating income from these properties was $3.6 million, $14.8 million and $22.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Operating income and gains on sales included in discontinued operations are shown net of minority interest of exchangeable operating partnership units totaling $461,568, $782,799 and $586,856 for the years ended December 31, 2003, 2002 and 2001, respectively.

3. REAL ESTATE INVESTMENTS

During 2003, the Company acquired four operating properties from third parties for $75.4 million. During 2002, the Company acquired five operating properties for $106.7 million. The acquisitions were accounted for as purchases and the results of their operations are included in the consolidated financial statements from the respective dates of acquisition. Acquisitions (either individually or in the aggregate) were not significant to the operations of the Company in the periods in which they were acquired or the period preceding the acquisition.

The Company accounts for all investments in which it owns 50% or less and does not have a controlling financial interest using the equity method. The Company's combined investment in these partnerships was $140.5 million and $125.5 million at December 31, 2003 and 2002, respectively. Net income, which includes all operating results, as well as gains and losses on sales of properties within the joint ventures, is allocated to the Company in accordance with the respective partnership agreements. Such allocations of net income are recorded in equity in income of investments in real estate partnerships in the accompanying consolidated statements of operations.

The Company has a 25% equity interest in Macquarie CountryWide-Regency, LLC ("MCWR"), a joint venture with an affiliate of Macquarie CountryWide Trust of Australia, a Sydney, Australia-based property trust focused on investing in grocery-anchored shopping centers. During 2003, MCWR acquired 12 shopping centers from the Company for $232.9 million, for which the Company received cash of $79.4 million, and notes receivable of $95.3 million. During 2003, MCWR repaid $69.3 million of the notes and in February 2004, MCWR repaid an additional $10.5 million. The note receivable has an interest rate of LIBOR plus 1.5% and matures on March 31, 2004. MCWR is currently in the process of placing third party, fixed-rate mortgages on certain properties, the proceeds of which will be used to repay the remaining balance of $15.5 million. The Company recognized gains on these sales of $25.7 million recorded as gain on sale of operating properties and properties in development. During 2002, MCWR acquired 11 shopping centers from the Company for $145.2 million, for which the Company received net proceeds of $83.8 million and a note receivable of $25.1 million. MCWR repaid the note receivable during 2003. The Company recognized gains on these sales of $11.1 million. During 2003, MCWR sold two shopping centers to third parties for $20.1 million.

The Company also has a 20% equity interest in Columbia Regency Retail Partners, LLC ("Columbia"), a joint venture with the Oregon State Treasury that was formed for the purpose of investing in retail shopping centers. During 2003, Columbia acquired two shopping centers from third parties that will have a total investment at completion of $39.1 million and sold one shopping center to a third party for $46.2 million with a gain of $9.3 million. During 2002, Columbia acquired one shopping center from the Company for $19.5 million, for which the Company received cash of $15.6 million.

Recognition of gains from sales to joint ventures is recorded on only that portion of the sales not attributable to our ownership interest. The gains and operations are not recorded as discontinued operations because of our continuing involvement in these shopping centers. Columbia and MCWR intend to continue to acquire retail shopping centers, some of which they may acquire directly from the Company. For those properties acquired from third parties, the Company is required to contribute its pro-rata share of the purchase price to the partnership.

With the exception of Columbia and MCWR, both of which intend to continue expanding their investment in shopping centers, the investments in real estate partnerships represent single asset entities formed for the purpose of developing or owning retail based commercial real estate.

The Company's investments in real estate partnerships as of December 31, 2003 and 2002 consist of the following (in thousands):

	Ownership	**2003**	2002
Columbia Regency Retail Partners, LLC	20%	**$ 40,267**	42,413
Macquarie CountryWide-Regency, LLC	25%	**39,071**	22,281
RRG-RMC Tracy, LLC	50%	**23,529**	23,269
OTR/Regency Texas Realty Holdings, L.P.	30%	**16,090**	15,992
Tinwood, LLC	50%	**10,397**	10,983
Regency Woodlands/ Kuykendahl, Ltd.	50%	**5,374**	7,973
Jog Road, LLC	50%	**3,014**	2,571
Hermosa Venture 2002, LLC	27%	**2,754**	—
		$140,496	125,482

Summarized financial information for the unconsolidated investments on a combined basis, is as follows (in thousands):

	December 31, 2003	December 31, 2002
Balance Sheet:		
Investment in real estate, net	**$727,530**	553,118
Other assets	**84,660**	15,721
Total assets	**$812,190**	568,839
Notes payable	**$322,238**	167,071
Other liabilities	**14,102**	10,386
Equity and partners' capital	**475,850**	391,382
Total liabilities and equity	**$812,190**	568,839

Unconsolidated partnerships and joint ventures had notes payable of $322.2 million at December 31, 2003 and the Company's proportionate share of these loans was $74.4 million. The Company does not guarantee any debt of these partnerships beyond our ownership percentage.

The revenues and expenses on a combined basis are summarized as follows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Statement of Operations:			
Total revenues	**$76,157**	42,073	24,080
Total expenses	**36,555**	21,307	13,215
Net income	**$39,602**	20,766	10,865

4. ACQUIRED LEASE INTANGIBLES

Effective July 1, 2001, the Company adopted FAS 141, "Business Combinations", to account for the acquisition of shopping centers that are considered businesses. In accordance with FAS 141, identifiable intangible assets are valued and recorded at acquisition date. Such intangibles include the value of in-place leases and above or below-market leases.

Acquired lease intangible assests are net of accumulated amortization of $405,327 and $37,096 at December 31, 2003 and 2002, respectively. These assets have a weighted average amortization period of seven years. The aggregate amortization expense from acquired leases was $368,231 and $37,096 during 2003 and 2002, respectively.

Acquired lease intangible liabilities are net of previously accreted minimum rent of $953,964 at December 31, 2003 and have a weighted average amortization period of seven years.

The estimated aggregate amortization amounts from acquired lease intangibles for each of the next five years are to be classified as follows:

Year Ending December 31,	Amortization Expense	Minimum Rent
2004	$1,872,917	953,964
2005	1,872,917	953,964
2006	1,872,917	953,964
2007	972,485	953,964
2008	917,927	953,964

5. NOTES PAYABLE AND UNSECURED LINE OF CREDIT

The Company's outstanding debt at December 31, 2003 and 2002 consists of the following (in thousands):

	2003	2002
Notes Payable:		
Fixed rate mortgage loans	**$ 217,001**	229,551
Variable rate mortgage loans	**41,629**	24,998
Fixed rate unsecured loans	**999,147**	998,975
Total notes payable	**1,257,777**	1,253,524
Unsecured line of credit	**195,000**	80,000
Total	**$1,452,777**	1,333,524

Interest rates paid on the unsecured line of credit (the "Line"), which are based on LIBOR plus .85%, were 1.975% and 2.288% at December 31, 2003 and 2002, respectively. The spread that the Company pays on the Line is dependent upon maintaining specific investment grade ratings. The Company is required to comply, and is in compliance with, certain financial and other covenants customary with this type of unsecured financing. The Line is used primarily to finance the acquisition and development of real estate, but is also available for general working capital purposes. The Line matures on April 30, 2004, but contains a one-year extension option. The Company has executed a commitment with the lead bank under the Line and expects to renew it for a term of three years from the original maturity date.

Mortgage loans are secured by certain real estate properties and may be prepaid, but could be subject to a yield-maintenance premium. Mortgage loans are generally due in monthly installments of interest and principal and mature over various terms through 2023. Variable interest rates on mortgage loans are currently based on LIBOR plus a spread in a range of 125 to 150 basis points. Fixed interest rates on mortgage loans range from 5.65% to 9.50%.

In June 2003, the Company assumed debt with a fair value of $13.3 million related to the acquisition of a property, which includes a debt premium of $797,303 based upon the above market interest rate of the debt instrument. The debt premium is being amortized over the term of the related debt instrument.

During 2002, the Company extinguished the debt on an operating property for the face amount of the note, resulting in the recognition of a gain of $2.4 million on early extinguishment representing the remaining unamortized premium recorded upon assumption of the debt. The gain has been recorded in other income on the accompanying consolidated statements of operations.

As of December 31, 2003, scheduled principal repayments on notes payable and the Line were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term-Loan Maturities	Total Payments
2004 (includes the Line)	$ 5,344	419,340	424,684
2005	3,954	172,915	176,869
2006	3,476	20,783	24,259
2007	2,891	25,690	28,581
2008	2,697	19,618	22,315
Beyond five years	21,119	749,561	770,680
Unamortized debt premiums	—	5,389	5,389
Total	$39,481	1,413,296	1,452,777

6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to capital market risk, such as changes in interest rates. In order to manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

In July and September, 2003, the Company entered into two forward-starting interest rate swaps of $96.5 million and $47.7 million, respectively. The Company designated the $144.2 million swaps as hedges to effectively fix the rate on a refinancing expected in April 2004. The fair value of the swaps was an asset of $174,747 as of December 31, 2003, and is recorded in other assets in the accompanying balance sheet. The swaps qualify for hedge accounting under Statement 133; therefore, changes in fair value are recorded through other comprehensive income. No hedge ineffectiveness has been incurred or recognized to date on these swaps. Amounts reported in accumulated other comprehensive income related to these swaps will be reclassified to interest expense as interest payments are made on the forecasted refinancing. The Company estimates that an additional $13,106 will be reclassified to interest expense in 2004.

7. STOCKHOLDERS' EQUITY AND MINORITY INTEREST

(a) The Company, through RCLP, has issued Cumulative Redeemable Preferred Units ("Preferred Units") in various amounts since 1998. The issues were sold primarily to institutional investors in private placements for $100 per unit. The Preferred Units, which may be called by RCLP at par after certain dates, have no stated maturity or mandatory redemption, and pay a cumulative, quarterly dividend at fixed rates. At any time after ten years from the date of issuance, the Preferred Units may be exchanged by the holder for Cumulative Redeemable Preferred Stock ("Preferred Stock") at an exchange rate of one share for one unit. The Preferred Units and the related Preferred Stock are not convertible into common stock of the Company. The net proceeds of these offerings were used to reduce the balance of the Line. At December 31, 2003 and 2002 the face value of total Preferred Units issued was $229 million and $384 million, respectively, with an average fixed distribution rate of 8.88% and 8.72%, respectively.

During the third quarter of 2003, the Company redeemed $80 million of Series A 8.125% Preferred Units which was funded from proceeds from the stock offering completed on August 18, 2003 and described below. At the time of the redemption, $1.2 million of costs related to the preferred units were recognized in the consolidated statements of operations as a component of minority interest of preferred units. During the first quarter of 2003, the Company redeemed $35 million of Series C 9% Preferred Units and $40 million of Series E 8.75% Preferred Units. The redemptions were portions of each series and the Company paid a 1% premium on the face value of the redeemed units totaling $750,000. At the time of redemption, the premium and $1.9 million of previously deferred costs related to the original preferred units' issuance were recognized in the consolidated statements of operations as a component of minority interest of preferred units. The redemption of the Series C and E units was funded from proceeds from the Line.

Terms and conditions of the Preferred Units outstanding as of December 31, 2003 are summarized as follows:

Series	Units Outstanding	Issue Price	Amount Outstanding	Distribution Rate	Callable by Company	Exchangeable by Unitholder
Series B	850,000	$100.00	$85,000,000	8.750%	09/03/04	09/03/09
Series C	400,000	100.00	40,000,000	9.000%	09/03/04	09/03/09
Series D	500,000	100.00	50,000,000	9.125%	09/29/04	09/29/09
Series E	300,000	100.00	30,000,000	8.750%	05/25/05	05/25/10
Series F	240,000	100.00	24,000,000	8.750%	09/08/05	09/08/10
	2,290,000		$229,000,000			

(b) On August 18, 2003, we issued 3,600,000 shares of common stock at $35.96 per share in a public offering.

Until June 24, 2003, Security Capital Group Incorporated owned 34,273,236 shares, representing 56.6% of Regency's outstanding common stock. On June 24, 2003 Security Capital (1) sold Regency common stock through (a) an underwritten public offering and (b) the sale of 4,606,880 shares to Regency at the public offering price of $32.56 per share and (2) agreed to sell the balance of its Regency shares pursuant to forward sales contracts with underwriters. Security Capital settled all of the forward sales contracts in September and December 2003, and as a result, Security Capital no longer owns any Regency shares. Security Capital terminated its Stockholders Agreement with Regency on June 24, 2003 and is now subject to the same 7% ownership limit in Regency's articles of incorporation that applies to other shareholders.

(c) During the first quarter of 2003, the holder of the Series 2 preferred stock converted all of its remaining 450,400 preferred shares into common stock at a conversion ratio of 1:1.

(d) On April 3, 2003, the Company received proceeds from a $75 million offering of 3,000,000 depositary shares representing 300,000 shares of Series 3 Cumulative Redeemable Preferred Stock. The depositary shares are not convertible into common stock of the Company and are redeemable at par upon Regency's election on or after April 3, 2008, pay a 7.45% annual dividend and have a liquidation value of $25 per depositary share. The proceeds from this offering were used to reduce the Line.

8. EARNINGS PER SHARE

The following summarizes the calculation of basic and diluted earnings per share for the three years ended December 31, 2003, 2002 and 2001 (in thousands except per share data):

	2003	2002	2001
NUMERATOR:			
Income from continuing operations	$111,236	79,615	77,926
Discontinued operations	19,553	30,909	22,738
Net income	130,789	110,524	100,664
Less: Preferred stock dividends	4,175	2,858	2,965
Net income for common stockholders—basic	126,614	107,666	97,699
Add: Convertible Preferred stock dividends	—	582	—
Add: Minority interest of exchangeable operating partnership units—continuing operations	2,582	2,014	1,970
Add: Minority interest of exchangeable operating partnership units—discontinued operations	462	783	587
Net income for common stockholders—diluted	$129,658	111,045	100,256
DENOMINATOR:			
Weighted average common shares outstanding for basic EPS	59,411	58,193	57,465
Exchangeable operating partnership units	1,436	1,523	1,593
Incremental shares to be issued under common stock options using the Treasury method	395	378	216
Convertible series 2 preferred stock	—	344	—
Weighted average common shares outstanding for diluted EPS	61,242	60,438	59,274
INCOME PER COMMON SHARE—BASIC			
Income from continuing operations	$ 1.80	1.32	1.30
Discontinued operations	.33	.53	.40
Net income for common stockholders per share	$ 2.13	1.85	1.70
INCOME PER COMMON SHARE—DILUTED			
Income from continuing operations	$ 1.79	1.32	1.30
Discontinued operations	.33	.52	.39
Net income for common stockholders per share	$ 2.12	1.84	1.69

9. STOCK OPTION PLAN

Under the Plan, the Company may grant stock options to its officers, directors and other key employees. Options are granted at fair market value on the date of grant, vest 25% per year, and expire after ten years. Stock option grants also receive dividend equivalents for a specified period of time equal to the Company's dividend yield less the average dividend yield of the S&P 500 as of the grant date. Dividend equivalents are funded in Regency common stock, and vest at the same rate as the options upon which they are based.

The following table reports stock option activity during the periods indicated:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2000	3,590,777	$23.50
Granted	591,614	25.01
Forfeited	(79,009)	24.11
Exercised	(420,420)	21.62
Outstanding, December 31, 2001	3,682,962	23.94
Granted	1,710,093	30.19
Forfeited	(177,819)	24.07
Exercised	(2,117,376)	23.68
Outstanding, December 31, 2002	3,097,860	27.47
Granted	1,622,143	34.97
Forfeited	(7,789)	22.95
Exercised	(2,215,924)	27.73
Outstanding, December 31, 2003	**2,496,290**	**$32.13**

The following table presents information regarding all options outstanding at December 31, 2003:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Range of Exercise Prices	Weighted Average Exercise Price
540,669	5.98	$19.81–28.70	$24.84
934,266	5.55	29.40–32.88	31.52
1,021,355	4.45	33.37–40.00	36.54
2,496,290	5.20	$19.81–40.00	$32.13

The following table presents information regarding options currently exercisable at December 31, 2003:

Number of Options Exercisable	Range of Exercise Prices	Weighted Average Exercise Price
401,805	$19.81–28.70	$24.82
911,766	29.40–32.88	31.56
1,021,355	33.37–40.00	36.54
2,334,926	$19.81–40.00	$32.58

10. OPERATING LEASES

The Company's properties are leased to tenants under operating leases with expiration dates extending to the year 2033. Future minimum rents under noncancelable operating leases as of December 31, 2003, excluding tenant reimbursements of operating expenses and excluding additional contingent rentals based on tenants' sales volume are as follows (in thousands):

Year Ending December 31,	Amount
2004	$ 268,020
2005	257,485
2006	223,650
2007	190,663
2008	156,164
Thereafter	47,564
Total	$1,143,546

The shopping centers' tenant base includes primarily national and regional supermarkets, drug stores, discount department stores and other retailers and, consequently, the credit risk is concentrated in the retail industry. There were no tenants that individually represented 10% or more of the Company's combined minimum rent.

11. CONTINGENCIES

The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

12. MARKET AND DIVIDEND INFORMATION (UNAUDITED)

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "REG". The Company currently has approximately 7,000 shareholders. The following table sets forth the high and low prices and the cash dividends declared on the Company's common stock by quarter for 2003 and 2002:

	2003			2002		
Quarter Ended	**High Price**	**Low Price**	**Cash Dividends Declared**	High Price	Low Price	Cash Dividends Declared
March 31	**$33.53**	**30.40**	**.52**	29.50	26.88	.51
June 30	**35.72**	**32.41**	**.52**	31.03	27.82	.51
September 30	**36.95**	**34.09**	**.52**	31.85	25.22	.51
December 31	**40.43**	**35.56**	**.52**	32.40	28.92	.51

13. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2003 and 2002 (amounts in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003:				
Revenues as originally reported	**$95,119**	**94,041**	**94,847**	**99,226**
Reclassified to discontinued operations	**(2,711)**	**(1,691)**	**(1,210)**	**—**
Adjusted Revenues	**$92,408**	**92,350**	**93,637**	**99,226**
Net income for common stockholders	**$17,924**	**25,632**	**29,769**	**53,289**
Net income per share:				
Basic	**$ .30**	**.43**	**.52**	**.89**
Diluted	**$ .30**	**.42**	**.51**	**.89**
2002:				
Revenues as originally reported	$93,623	93,949	97,320	95,567
Reclassified to discontinued operations	(9,862)	(7,635)	(6,520)	(2,781)
Adjusted Revenues	$83,761	86,314	90,800	92,786
Net income for common stockholders	$24,518	22,232	26,690	34,227
Net income per share:				
Basic	$ .42	.38	.46	.58
Diluted	$ .42	.38	.46	.58

General Information

Registrar and Stock Transfer Agent
Wachovia Bank, N.A.
Charlotte, North Carolina

Independent Auditors
KPMG LLP
Certified Public Accountants
Jacksonville, Florida

General Counsel
Foley & Lardner
Jacksonville, Florida

Stock Listing
New York Stock Exchange Symbol:
REG

The Company's Form 10-K filing with the Securities and Exchange Commission is available upon request from the Company or from the Company's website.

The Company offers a dividend reinvestment plan ("DRIP") that enables its shareholders to reinvest dividends automatically, as well as to make voluntary cash payments toward the purchase of additional shares. For more information, contact Wachovia Bank Shareholder Services Group at 1-800-829-8432 or contact Regency's Shareholder Relations Department.

Regency Centers
121 West Forsyth Street, Suite 200
Jacksonville, Florida 32202
Telephone 904-598-7000
www.regencycenters.com

Annual Meeting
Regency's annual meeting will be held at The River Club, One Independent Drive, 35th Floor, Jacksonville, Florida in the Fort George Room at 11:00 a.m. on Wednesday, April 28, 2004.

Board of Directors, Operating Committee and Senior Vice Presidents

DIRECTORS

Martin E. Stein, Jr.[4]
Chairman and
Chief Executive Officer
Regency Centers Corporation

Raymond L. Bank[1, 3]
President and
Chief Operating Officer
Merchant Development
Corporation

C. Ronald Blankenship[2, 4]
Co-Chairman
Verde Group

A.R. Carpenter[1, 2, 3]
Former Vice Chairman
CSX Corporation, Inc.

J. Dix Druce, Jr.[1]
Chairman and President
National P.E.T. Scan, LLC

Mary Lou Fiala
President and
Chief Operating Officer
Regency Centers Corporation

Douglas S. Luke[2]
President and
Chief Executive Officer
HL Capital, Inc.

John C. Schweitzer[2, 3, 5]
Managing Partner
Campbell Capital, Limited
President
Westgate Corporation

Thomas G. Wattles[4]
Principal
Black Creek Group
Chairman and
Chief Operating Officer
Dividend Capital Trust

Terry N. Worrell[4]
President
Worrell Investments

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
(4) Investment Committee
(5) Lead Director

DIRECTOR EMERITUS

Joan Wellhouse Newton
Chairman Emeritus
Regency Centers Corporation

OPERATING COMMITTEE

Martin E. Stein, Jr.
Chairman and
Chief Executive Officer

Mary Lou Fiala
President and
Chief Operating Officer

Bruce M. Johnson
Managing Director and
Chief Financial Officer

James G. Buis
Managing Director
Investments—Central

John S. Delatour
Managing Director
Operations—West

John F. Euart, Jr.
Managing Director
Investments—Southeast

Brian M. Smith
Managing Director
Investments—Pacific and Midatlantic

James D. Thompson
Managing Director
Operations—East

SENIOR VICE PRESIDENTS

Mac Chandler
Investments—Midatlantic

Thomas K. Engberg
Investments—Northern California

Daniel J. Fox
Investments—Midwest

Mark W. Harrigian
Investments—Southern California

N. Andy Hofheimer
Retailer Services

J. Christian Leavitt
Treasurer and
Chief Accounting Officer

Snowden M. Leftwich
Investments—Colorado/Arizona

Thomas E. McDonough
Investments—Southern California

West Miller
Investments—Texas

Lisa Palmer
Capital Markets

John H. Pharr
Operations—Southeast

H. Craig Ramey
Investments—Pacific Northwest


REG
LISTED
NYSE
REG
LISTED
NYSE

Operating Committee: John F. Euart, Jr., James D. Thompson, Bruce M. Johnson, Martin E. Stein, Jr., James G. Buis, Mary Lou Fiala, John S. Delatour, Brian M. Smith.